Exhibit 99.1

THE YEAR IN REVIEW

  Positive operating cash flow of over $11.9 million

  Net income of over $6.7 million or $0.09 per share

  Produced 56,110 ounces of gold and 1,218,664 ounces of silver

  Balance sheet strengthened with completion of $151 million equity financing, renewal of the $50 million revolving credit facility and restructuring of convertible notes

  High-grade gold and silver intercepts encountered at the Dolores Mine South Extension target in October

  Discovery of a gold and silver system at the La Virginia project in September

  New mineralized zone, the North Dome, discovered at the Dolores Mine in August

  NI 43-101 compliant report filed for the La Bolsa project in July

  Reported positive assessment of a mill addition at the Dolores Mine in March

  Minefinders added to the S&P/TSX Global Gold Index and Global Mining Index in March

Minefinders Corporation Ltd. – Annual Report 2010

Report to Shareholders

2010 was a year of mixed results. Our goal of reaching steady state production levels at our Dolores mine in Chihuahua, Mexico was delayed due to the discovery in June of a tear in our phase 1 leach pad liner. In result, production of gold and silver was less than planned and our unit cost of production was higher than budgeted. On a positive note, we experienced a significant improvement in production and a reduction in costs during the fourth quarter as tonnes under leach increased on our phase 2 leach pad. Exploration and development activity increased in 2010 and will continue to expand as we pursue our growth strategies in 2011. We completed a positive pre-feasibility study for our La Bolsa gold and silver project in Sonora, Mexico and at the La Virginia exploration project (also in Sonora) we discovered an impressive mineralized gold and silver system. On the financial front, we took steps to shore up our balance sheet, ensuring a more robust financial position that will allow for flexibility as we build for the future.

Dolores

At Dolores we produced 56,110 ounces of gold and 1,218,664 ounces of silver in fiscal 2010. We had hoped to do much better. The factor that contributed most to lower production was a tear in the liner of the phase 1 leach pad. The tear was identified in June and remediation work began immediately. Significant rainfall in the Dolores region during the third quarter made matters worse and rendered it unsafe to work productively on the phase 1 leach pad. We suspended leaching and later transferred material under leach to a second pad pending repair of the affected area. Stacking to the new phase 2 leach pad was accelerated to full production levels and we commenced moving crushed material from the phase 1 pad to the phase 2 pad, where possible, in order to accelerate metal recovery and minimize the loss of material available for the production of gold and silver. The phase 2 leach pad provides capacity for more than three years of planned production. As the volume and duration of ore stacked on the phase 2 leach pad increases, so too will the production of gold and silver. While the repair on the phase 1 liner tear has not been completed, given the steps taken to accelerate and maximize phase 2 pad utilization, fiscal 2011 gold and silver production is not expected to be affected by the remediation work undertaken in respect of the phase 1 pad.

In early November we estimated that fourth quarter production from Dolores would amount to approximately 11,000 to 12,000 gold ounces and 500,000 to 600,000 silver ounces. In fact we produced 16,102 gold ounces and 511,544 silver ounces in the fourth quarter. Stacking to the phase 2 leach pad, as discussed above, contributed to exceeding our fourth quarter production goal.

Minefinders Corporation Ltd. – Annual Report 2010

Other optimization steps undertaken during the year also contributed to better crusher throughput and higher grades of material. With each passing quarter through to year end we experienced higher grades of gold and silver being stacked. This has resulted in an upward trend in production through the fourth quarter with silver production in December exceeding 269,000 ounces, easily the highest monthly silver production achieved to date at Dolores.

In early January we reported gold and silver fourth quarter sales of 14,150 and 423,950 ounces, or 22,690 gold-equivalent ounces at a cash operating cost of $472 per gold equivalent ounce. Full year sales included 55,977 gold ounces and 1,153,547 silver ounces or 75,767 gold-equivalent ounces at a cash operating cost of $585 per gold equivalent ounce. While we are not proud of the full year performance, we believe we have turned the corner, moving from the trouble spots of 2010, and look forward with optimism to much better performance at Dolores. For 2011, we anticipate producing approximately 65,000 to 70,000 ounces of gold and 3.3 million to 3.5 million ounces of silver at estimated cash operationg costs of between $450 and $500 per gold equivalent ounce.

La Bolsa

In July 2010 we reported the results of an independent study which assessed the viability of the La Bolsa project. The study calls for a conventional open pit mining operation with low cost heap leach processing of material. The initial view of La Bolsa is that it is relatively small, with estimated production of 227,600 ounces of gold and 315,000 ounces of silver over a six year mine life. The project study results suggest a low waste-to-ore ratio, amenability to heap leach processing and close proximity to infrastructure. We are considering various options to realize on the potential for this asset, be this by building ourselves or by settling on some other strategy.

Exploration: focus on La Virginia

Early in 2010 we began drilling on our La Virginia project, an area comprising more than 34,000 hectares of land that we assembled mostly through staking. In late September we announced the drill discovery of a gold and silver mineralized system in the La Virginia Zone, the first of seven prospective areas targeted for drilling on the property. Initial exploration defined a mineralized zone that extends for a total strike length of up to 15 kilometres. The first phase drilling program, which continues, is concentrated on testing the potential depth extent of high-grade mineralization exposed over a 7 kilometre strike length within the central portion of the La Virginia zone. We are encouraged by our initial drill testing of the geologic environment at La Virginia, which is similar to that hosting the Dolores gold and silver deposit. Much work remains to be done before we can characterize and quantify what we are pursuing but early indications hold great promise. We expect to learn much more about La Virginia’s potential in 2011.

The Present and Future for Dolores

We have reported on Dolores as it sits going into 2011. Production is expected to be much better than what we have thus far achieved – but we do not plan to stand still. We continue to be active in exploring Dolores to examine the potential outside the current open pit. We discovered a new zone of mineralization approximately 250 to 400 metres northeast of the main Dolores deposit, extending over 600 metres of strike length. The pattern of the mineralization continues to confirm the potential for higher grade gold and silver mineralization at depth. We have spent considerable time assessing possible underground mining configurations to assist in determining the economic feasibility of operating an underground mine at Dolores in addition to the current open pit operation. Concurrently, we conducted a detailed study that will, if early results are confirmed, see us build a mill at Dolores to treat both high grade ore from the open pit and process the additional underground ore we have been finding though our underground exploration efforts.

Financial

We intend to build for the future. The plans outlined above give shareholders a general idea as to what this may entail. For this, we will need to be in a financial position to execute our plans. Cash flow from Dolores promises to be an important component in our financial arsenal. We have, however, taken some additional steps to better position the company as it moves forward. We restructured a significant portion of our convertible debt, moving it from 2011 to December 2015. We renewed our $50 million credit facility and extended its term to December 2013. In late December we completed a $151 million common equity financing to put another important piece of the financial picture in place.

We ended 2010 with net working capital of $167.4 million. At the time of writing this report we have the entire $50 million in credit available to us as and when needed. We believe we are well positioned for 2011.

We thank our employees, contractors, service providers and shareholders for positioning Minefinders for a bright future. All shareholders are invited to join us in what promises to be an exciting year for our company.

/s/ Mark H. Bailey
President and Chief Executive Officer

March 3, 2011

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd. – Annual Report 2010

THE DOLORES MINE

The Company’s Dolores gold and silver mine, located in Chihuahua, Mexico, was officially inaugurated in February 2009. Commercial production was achieved as of May 1, 2009 and the mine has produced 136,467 ounces of gold and 2,594,287 ounces of silver to date.

2010 proved to be a challenging year at the Dolores Mine. Production was originally estimated to be between 91,000 to 100,500 ounces of gold and 2.3 million to 2.6 million ounces of silver in 2010. However, a tear in the Phase 1 leach pad, which required the cessation of leaching on the pad, was identified during the second quarter. While there was no adverse effect on the environment as a result of the tear, production from Dolores was significantly affected and, in the fourth quarter, estimated production for the year was revised to be between 51,000 and 52,000 ounces of gold and 1.2 million and 1.3 million ounces of silver. During the fourth quarter, the Phase 2 leach pad was successfully commissioned, as planned, and the fourth quarter saw gold and silver production start to trend upwards. The Company successfully met its revised production guidance for the year and also realized record silver production in the fourth quarter of over 500,000 ounces.

Production from Dolores is expected to be approximately 65,000 to 70,000 ounces of gold and approximately 3.3 million to 3.5 million ounces of silver in 2011, all of which will originate from the Phase 2 leach pad. Operating cash costs per gold equivalent ounce are expected to range from $450 to $500.

Having operated for just two years, the Dolores Mine has a long mine life ahead of it and substantial opportunity for expansion. During 2010, progress was made in the areas of mine optimization and exploration. The Company completed a draft pre-feasibility study on the addition of a mill, which would treat high-grade ore from the open pit, process additional underground ore in the future and increase overall mine production capacity. The current open pit mine plan and Dolores Mine economics do not take into account significant high grade gold mineralization that occurs below, and up to one kilometre peripheral to, the open pit or the potential for increased gold and silver production that would result from processing high grade open pit ore through a mill.

Steps were also taken to improve mining techniques, particularly in the areas of blasting and grade control, and these efforts will continue. In addition, fabrication issues with machinery in the processing area were also rectified in 2010. It is expected that these measures will help to continually improve all aspects of mining and production as well as reduce costs over the course of the mine life.

During the construction and commissioning phase of the mine exploration activities at Dolores were limited. However, in 2010 there was a renewed focus on exploration at the Dolores Mine. Exploration programs conducted at the mine during the year resulted in the discovery of a new mineralized zone at Dolores, the North Dome, and significant high-grade intercepts in the South Extension area. The North Dome is a new zone of mineralization located approximately 250 to 400 metres northeast of the north end of the main Dolores deposit. Exploration will continue at this zone in 2011 to further define its characteristics. The 2010 South Extension deep core drilling program explored for high-grade underground potential immediately south of the current open pit deposit in a target area 600 metres long by 300 metres wide. Drilling results from the South Extension target extend the mineralization in the current open pit further south and the results to date are highly supportive of future delineation of underground reserves and support our plans to continue in this area. The results of these drilling programs will be included in an updated reserve and resource model which is expected to be reported in 2011.

THE LA BOLSA PROJECT

2010 was a transformative year for the La Bolsa project as it progressed from an exploration property to a near term development property. A pre-feasibility study of the economic viability of a mine at the La Bolsa property was completed during the third quarter. Positive drill results at La Bolsa from the 2009/2010 drill program were incorporated into the existing resource for use in the pre-feasibility study.

The pre-feasibility study contemplates a conventional open-pit heap leach mine with two-stage crushing throughput of 8,500 tonnes per day and gold and silver recovery using a carbon absorption recovery system. The minable reserve, using prices of $825 per ounce of gold and $14 per ounce of silver, contains 316,135 ounces of gold and 4.5 million ounces of silver. Assuming average recoveries of 72% for gold and 7% for silver, the total production from La Bolsa is estimated at 227,600 ounces of gold and 315,100 ounces of silver over a six year mine life. The life of mine reserve strip ratio is estimated at 1.9 to 1 waste to ore and the operating strip ratio is estimated at 1.5 to 1 waste to ore, net of capitalized pre-stripping.

While small in comparison to the Dolores mine, the La Bolsa project has robust economics, particularly at recent gold and silver prices, and the Company will complete the assessment of its options to realize value from this property in the coming year.

Minefinders Corporation Ltd. – Annual Report 2010

EXPLORATION

The Company has a number of promising exploration properties, primarily located in the State of Sonora in Mexico. During 2010 grass roots exploration activities focused on the La Virginia zone of the La Virginia property where the Company discovered a new gold and silver system during the year.

The La Virginia property, comprising an area in excess of 30,000 hectares, including seven potential targets for grass roots exploration, was identified as an area of interest in 2007 and at that time had never been drilled. The Company consolidated all mineral and surface rights necessary to drill and test mineralized targets in the district and explore additional targets in 2009. A first-phase drilling program was conducted during 2010 and this led to the discovery of a new gold and silver system.

The Company also has over 85,000 hectares of additional early-stage exploration interests in northern Mexico and in the United States and continues to actively stake new grass roots projects in these areas.

SOCIAL RESPONSIBILITY

Minefinders is a socially responsible company and continues to build good relationships within the local communities where it operates and to adhere to high standards in respect of environmental and safety matters. The Company is committed to working with residents of those communities, its employees, and contractors to encourage social and economic development in ways that are mutually beneficial.

In March 2010 Compañía Minera Dolores, a wholly-owned Mexican subsidiary of Minefinders, was recognized as a “Socially Responsible Company” for the second consecutive year by the Mexican Philanthropic Center, a non-governmental organization dedicated to the promotion of socially responsible organizations.

The Company adheres to sound environmental management practices and undertakes all mining, exploration and development activities with consideration for their environmental impact and, at the end of a project, ensures reclamation is responsibly undertaken. In May 2010 Compañía Minera Dolores was certified as a “Clean Industry” by PROFEPA, the federal office for environmental protection in Mexico, pursuant to its National Environmental Audit Program. As a result, during 2010 Compañía Minera Dolores was invited by SEMARNAT, the federal ministry of environment and natural resources in Mexico, to participate in the Earth Charter Initiative.

The health, safety, and skill of all our employees and contractors are critical to a productive work environment. At the Dolores Mine a mandatory safety training program is in place and employees are empowered to identify and implement measures to continually improve safety practices. Programs to improve the skills of all our employees are ongoing.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

This discussion and analysis is for the year ended December 31, 2010, with comparisons to 2009. Unless otherwise noted, all information is current to February 24, 2011, and all currency amounts are in United States dollars.

The discussion and analysis is intended to complement and supplement the consolidated financial statements of Minefinders Corporation Ltd. (“Minefinders” or the “Company” or “we” or “our”) for the year ended December 31, 2010 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including our Annual Information Form for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.

Company Overview

Minefinders is engaged in precious metals mining and exploration. Commercial production of gold and silver commenced May 1, 2009 at our wholly-owned Dolores Mine in Mexico. Pre-commercial production commenced at Dolores in November 2008. The Dolores Mine has a well defined mineral deposit, estimated at December 31, 2008 to contain proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver with exploration upside and an initial open pit mine life of over 15 years. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit. The addition of a mill and underground development at Dolores are currently being evaluated.

Minefinders also has exploration properties in Mexico and the United States at various stages of advancement, including the pre-feasibility stage La Bolsa gold deposit containing over 316,000 ounces of gold and 4.5 million ounces of silver in proven and probable reserves, prospective silver targets at Planchas de Plata and Real Viejo and three new highly prospective properties, including the La Virginia gold and silver district, all in Sonora, Mexico.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE AMEX (symbol MFN). Minefinders is also included in the S&P/TSX Global Gold Index and Global Mining Index, leading benchmarks for the global gold and mining industry sectors.

2010 Summary Results

Production

  Gold production of 56,110 ounces and silver production of 1,218,664 ounces, including fourth quarter gold production of 16,102 ounces and silver production of 511,544 ounces.

  Sale of 55,977 ounces of gold and 1,153,547 ounces of silver at an operating cash cost of $585 per gold equivalent ounce or $345 per gold ounce using silver as a by-product. Fourth quarter sales were 14,150 gold ounces and 423,950 silver ounces at $472 per gold equivalent ounce or ($78) per gold ounce using silver as a by-product.

Financial

  2010 revenue of $92.9 million including $31.3 million in the fourth quarter.

  2010 income from operations of $21.2 million including $14.2 million in the fourth quarter.

  2010 net income of $6.1 million, or $0.09 per share including $12.1 million in the fourth quarter or $0.18 per share.

  2010 positive operating cash flow before changes in non-cash working capital of $31.2 million including $16.9 million in the fourth quarter.

  Exchange of convertible notes whereby $32.9 million of 4.5% notes due December 15, 2011 were exchanged for $36.2 million of 4.5% notes due December 15, 2015.

  Renewal of the Company’s $50 million revolving credit facility for an additional three years.

  Completion of a bought deal equity financing for net proceeds of $141.4 million.

  Working capital of $167.4 million at December 31, 2010.

Minefinders Corporation Ltd. – Annual Report 2010

Exploration and Development

  Reported high-grade gold and silver intercepts encountered during drilling at the Dolores Mine South Extension target. Significant grades first reported include 2.0 metre intervals assaying 73.24 grams per tonne ("gpt") gold and 4,986.7 gpt silver in hole DD-540, 41.76 gpt gold and 722.1 gpt silver in hole DD-522 and 9.57 gpt gold with 637.7 gpt silver in hole DD-518. More recent results included hole D10-562C that intercepted 42.0 metres averaging 12.44 gpt gold with 75.3 gpt silver including an internal interval of 12.0 metres assaying 40.2 gpt gold and 163.9 gpt silver, hole 551C that intercepted 6.0 metres in the same structure averaging 8.46 gpt gold and 86.5 gpt silver including 2.0 metres of 24.24 gpt gold with 6.7 gpt silver. Other high-grade intercepts include holes D010-546 with 4.0 metres averaging 13.75 gpt gold and 612.1 gpt silver, D010-551 with 2.0 metres assaying 24.24 gpt gold and 6.7 gpt silver, D010-552 with 2 metres assaying 8.23 gpt gold and 30 gpt silver and D010-563 with 4.0 metres averaging 4.9 gpt gold and 21 gpt silver.

  Reported the discovery of a gold and silver system at the Company’s La Virginia project. Assay results from the first nine drill holes include intervals of 2.0 metres assaying 12.17 gpt gold with 51.5 gpt silver in hole LV 10-4C, and 1.1 metres of 5.75 gpt gold with 434.3 gpt silver in hole LV 10-8C. More widespread intercepts include 27.0 metres containing 1.01 gpt gold with 89.9 gpt silver in hole LV 10-7C. More recent results include 9.6 metres of 3.16 gpt gold with 195.0 gpt silver from 175.1 to 184.7 metres of depth in hole LV10-25C including 0.7 metres of 14.06 gpt gold and 1,194.7 gpt silver and 0.9 metres of 14.16 gpt gold and 606.0 gpt silver. High-grade mineralization was also intersected in hole LV10-13C including 3.0 metres averaging 5.25 gpt gold and 329.7 gpt silver within a larger 23.0 metre interval averaging 1.14 gpt gold with 78.9 gpt silver.

  Reported the discovery of a new zone of mineralization at the Dolores Mine North Dome target. Drill intercepts in the North Dome deposit include wide intervals of disseminated and stockwork mineralization ranging from 25 to 80 metres in length with average gold equivalent grades of 0.8 to 1.2 gpt. Gold equivalent estimates are based on a silver to gold ratio of 60 to 1.

  Reported results of an independently prepared pre-feasibility study assessing the construction of a mine at the Company’s La Bolsa project in Mexico which contemplates a conventional open-pit heap leach mine with two-stage crushing throughput of 8,500 tonnes per day and gold and silver recovery using a carbon absorption recovery system.

Outlook

2011 Forecast

For the 2011 year, Minefinders expects to produce and sell approximately 65,000 to 70,000 ounces of gold and 3.3 million to 3.5 million ounces of silver, all sourced from the phase 2 leach pad. Cash operating costs are expected to be between $450 and $500 per gold-equivalent ounce sold assuming a 48 to 1 silver to gold ratio. Operating cash cost per ounce is determined on a sales basis and excludes royalties. See the Non-GAAP Measure section on page 27 of this discussion and analysis for further discussion of operating cash costs.

While gold production is expected to remain relatively constant through the year, silver production is expected to trend up quarter to quarter through 2011 due to increasing volume and duration of ore under leach. In addition, cash operating costs per gold equivalent ounce sold are expected to trend down during the year with the increasing production. The production forecast contemplates a 1.31 operating strip ratio and stacking 5.9 million ore tonnes during the year, primarily mined from phase 2 and phase 3 of the open pit. An additional 2.4 million lower grade ore tonnes will be stockpiled for future processing. Gold and silver grades of ore tonnes stacked to the leach pad are expected to average 0.51 grams per tonne and 46.57 grams per tonne, respectively.

The 2011 consolidated capital and development budget is $39.5 million and includes:

Capital Item	2011 Budget
Dolores sustaining capital	$12.3
Dolores pre-stripping program	20.9
Dolores development	3.5
La Bolsa development	2.3
Other items	0.5
Total	$39.5

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

The $12.3 million sustaining capital budget for the Dolores Mine includes $4.7 million to complete the construction of the reservoir dam, $1.8 million in drilling equipment, $1.6 million in plant modifications and $4.2 million in infrastructure and other operating equipment.

The $20.9 million pre-stripping program at the Dolores Mine will be conducted through the year and involves removing approximately 16.3 million tonnes of non-mineralized overburden from phases 3, 5 and 6 of the open-pit. The program is designed to expand ore sources and to obtain and accelerate access to higher grade ore zones in these areas, benefiting production in future years. The stripping program will be conducted using a combination of internal and contracted resources.

The $3.5 million Dolores development budget primarily includes development drilling to expand reserves and resources and is currently focused on infill drilling, pit expansion to the south and underground resource definition. In addition, $2.3 million has been budgeted to continue to advance the La Bolsa property to construction and includes permitting, securing water rights, infrastructure development and drilling activities.

The Company is continuing to assess the addition of a milling operation at the Dolores Mine and the development of the underground resource at Dolores. The Company is also assessing the viability of processing low grade ore through a dump leach operation at Dolores. No significant amounts have been budgeted in 2011 for the mill, underground and dump leach as these projects remain subject to positive economic assessments and decisions to proceed.

Exploration expense for 2011 is expected to total $5.9 million. Exploration activities will focus on the La Virginia property, with drilling also planned on the Company’s Tepehuaje district and Planchas de Plata property.

All production from the Dolores Mine is unhedged. The forecast represents full year estimates and actual production, costs and capital expenditures will vary by quarter.

Dolores Mine

Based on positive results from an independently prepared draft pre-feasibility study as reported by news release on April 8, 2010, Minefinders is progressing to a detailed feasibility study on the construction of a mill at the Dolores Mine. The mill would treat high-grade ore from the open pit, process additional underground ore and increase production capacity. In advancing the feasibility study, additional mill options are being reviewed and evaluated in the context of the economic considerations pertinent to the Company prior to a construction decision.

The current open-pit mine plan and Dolores Mine economics do not take into account significant high-grade gold mineralization that occurs below and up to one kilometre peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies conducted in the preparation of the Dolores feasibility study have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. Expected heap-leach recoveries are 72.3% for gold and 50.8% for silver and, consequently, the higher recoveries from ore processed through a mill could have a positive effect on the long-term Dolores economics.

A drill program using one diamond core rig and one reverse-circulation rig is in progress at Dolores to investigate mineralized targets including expansion of the East Dike mineralization, extension of the mineralization south of the current open pit mine and mineralization beneath the open pit that could be mined from underground. Results to date have been reported by news release as they are available.

La Bolsa Property

Minefinders reported by news release on July 7, 2010, the results of a pre-feasibility study of the economic viability of a mine at the La Bolsa property. The results of the study are positive and the Company is assessing a number of options to realize value from the La Bolsa project. Options under consideration include, but are not limited to, progressing to feasibility and a production decision or the sale of the La Bolsa project.

Minefinders Corporation Ltd. – Annual Report 2010

Liquidity

At December 31, 2010, the Company had working capital of $167.4 million and long term debt of $46.5 million, consisting of $29.5 million in convertible notes and $17.0 due on the Company’s three-year revolving credit facility. The Company expects to meet its cash requirements, including repayment of the $52.1 million principal of the convertible notes maturing in December, 2011, should they mature out of the money, from the net proceeds from the sale of gold and silver, working capital on hand and funds available through its revolving credit facility.

Management acknowledges the volatility in gold and silver prices and the unprecedented disruptions in the credit and financial markets which occurred beginning in the fourth quarter of 2008. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for operations should it be considered necessary.

Summary Financial and Operating Performance

In millions, except ounces, per share amounts, total cash costs and average realized prices.

	2010	2009(1)	2008(1)

Gold ounces sold	55,977	75,126	2,440
Silver ounces sold	1,153,547	1,285,721	42,800
Gold equivalent ounces sold(2)	75,767	94,676	2,982
Sales proceeds	$92.9	$94.0	$2.5

Gold ounces produced	56,110	77,264	3,093
Silver ounces produced	1,218,664	1,318,245	57,378

Revenue	$ 92.9	$75.2	$-
Net income (loss)	6.1	(4.3)	(29.1)
Net income (loss) per share	0.09	(0.07)	(0.58)
Cash flow provided by (used in) operating activities	11.9	10.0	(24.1)

Total cash cost per gold equivalent ounce sold(3)	620	576	-
Total cash cost per gold ounce sold, net of silver credit(3)	393	467	-
Average realized price per gold ounce sold	1,212	993	843
Average realized price per silver ounce sold	21.63	15.09	10.69

	2010	2009	2008

Cash, cash equivalents and short-term investments	$166.9	$30.4	$26.0
Working capital	167.4	53.0	24.8
Total assets	466.7	280.2	271.8
Long-term debt	46.5	71.4	115.4
Shareholders’ equity	347.6	196.0	135.8

(1)	Reflects pre-commercial production to April 30, 2009.
(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in 2010 were estimated using a 58 to 1 silver to gold ratio (2009 – 66 to 1 ratio, 2008 – 78 to 1 ratio).

(3)	See the Non-GAAP Measures section on page 27. Cost per ounce has not been determined for 2008 as material sales of gold and silver had not commenced.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

Prior to the commencement of commercial production at the Dolores Mine, operating costs, net of incidental revenues, were capitalized as mine development costs. Accordingly, for the year ended December 31, 2009, $18.7 million in sales proceeds were recorded to mineral property, plant and equipment (2008 - $2.5 million). In addition, operating costs incurred after the start of commercial production on May 1, 2009, were charged to operations and operating costs incurred prior to commercial production were capitalized to mineral property, plant and equipment.

For the year ended December 31, 2010, the Company initially provided a production and sales forecast of between 91,000 and 100,500 ounces of gold and between 2,330,000 and 2,595,000 ounces of silver. This forecast was revised in the fourth quarter to between 51,000 and 52,000 ounces of gold and 1.2 million and 1.3 million ounces of silver to reflect the cessation of leaching of the majority of the phase 1 leach pad during the third and fourth quarters. Actual production of gold and silver in 2010 was 56,110 ounces of gold and 1,218,664 ounces of silver.

Production in 2010 was significantly affected by the cessation of leaching of the majority of the phase 1 leach pad during the third and fourth quarters. As reported on August 4 and September 28, 2010, a tear was identified in the liner of the phase 1 leach pad in late June. Remediation work commenced immediately thereafter and, as a result, leaching of a significant portion of the phase 1 leach pad was suspended pending repair of the tear.

The decrease in production has been mitigated by stacking to the recently constructed phase 2 leach pad with material on phase 2 being leached as of mid-September, 2010. The phase 2 leach pad provides capacity for over three years of planned production.

Remediation activities are continuing on the phase 1 leach pad. The damaged area of the liner has been isolated and will require excavation of approximately 2.2 million tonnes to fully expose the area. Excavation of this material is in process with non-leached material from the phase 1 leach pad being moved to the phase 2 leach pad in order to accelerate metal recovery. Excavation and repair of the phase 1 leach pad liner is estimated to cost approximately $3.5 million and be completed in late 2011. As of December 31, 2010, there are approximately 16,500 ounces of recoverable gold and 1.75 million ounces of recoverable silver remaining on the phase 1 leach pad and available for recovery on resumption of leaching.

Minefinders Corporation Ltd. – Annual Report 2010

Selected Quarterly Information

The following table presents selected unaudited quarterly operating results for each of the last eight quarters:

In millions, except tonnes, grade, ounces and per share amounts.

	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2010	2010	2010	2010	2009	2009	2009	2009

Ore tonnes mined	1,575,242	1,261,412	1,868,877	1,183,221	1,433,644	1,280,402	1,844,948	1,814,154

Strip ratio (waste to ore) (1)	1.48	2.13	1.84	3.30	2.37	3.70	2.57	2.69

Ore tonnes stacked on the pad	1,420,804	1,127,834	1,567,534	1,438,121	1,620,289	1,278,791	1,373,935	1,272,577

Average gold grade per tonne stacked	0.60	0.52	0.45	0.37	0.61	0.67	0.76	0.79

Average silver grade per tonne stacked	56.96	52.99	36.01	20.90	18.00	18.07	20.77	27.08

Gold ounces produced	16,102	7,447	13,783	18,778	20,960	18,799	23,336	14,169

Silver ounces produced	511,544	184,887	277,147	245,086	296,992	318,878	419,946	282,429

Gold ounces sold	14,150	8,070	14,073	19,684	20,400	19,305	22,108	13,313

Silver ounces sold	423,950	202,800	266,129	260,668	293,560	349,248	369,532	273,381

Revenue	$31.3	$13.6	$21.6	$26.4	$27.8	$24.1	$23.3	$-

Operating costs	10.7	8.3	10.9	14.4	14.9	14.5	12.3	-

Income (loss) from operations	14.2	0.6	2.4	4.0	5.7	1.4	0.9	(3.0)

Net income (loss)	12.1	(4.8)	(0.9)	(0.3)	4.3	(0.7)	(1.8)	(6.2)

Income (loss) per share – basic and diluted	0.18	(0.07)	(0.01)	(0.00)	0.07	(0.01)	(0.03)	(0.10)

Cash flow provided by (used in) operating activities	9.9	(4.5)	1.5	5.0	4.2	3.2	2.5	(8.9)

Operating cash cost per gold equivalent ounce sold(2)	472	743	597	609	593	587	527	472

Total cash cost per gold equivalent ounce sold(2)	511	779	630	643	625	616	552	484

(1)	Excludes capitalized pre-stripping tonnes.
(2)	See the Non-GAAP Measures section on page 27.

Prior to May 1, 2009, the Company was not engaged in commercial operations at the Dolores Mine. Accordingly, variances in its quarterly results are not affected by sales or production-related factors prior to the second quarter of 2009. Prior to May 1, 2009, variances in results by quarter reflect overall corporate activity and factors which do not necessarily recur each quarter, such as charges for stock-based compensation when options are granted, interest income on fluctuating cash balances, and exploration drill programs.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

Subsequent to the commencement of commercial production at the Dolores Mine, the Company’s quarterly income or loss from operations and cash flow from operations is largely driven by gold and silver production and sales, associated operating expenses and gold and silver prices.

Quarterly gold and silver production is driven primarily by the trailing volume of, and gold and silver grades of, ore tonnes stacked on the leach pad. Recovery of gold and, more significantly due to substantially longer leach cycles, silver is also driven by the duration ore remains under leach. Gold and silver production during 2010, particularly with respect to the third and fourth quarters, was negatively affected by the cessation of leaching of the phase 1 leach pad as a result of the tear identified in the liner. All production in the fourth quarter and forecast for 2011 is sourced from the phase 2 leach pad.

Crusher Throughput

Crusher throughput has averaged approximately 1.4 million tonnes per quarter over the last eight quarters. Throughput has generally trended below plan from commencement of commercial production through fiscal 2010 due to fabrication issues with one of the three tertiary screens, certain bottlenecks identified in the circuit and, in the third and fourth quarters of 2010, remediation activities on the phase 1 leach pad which restricted pad space on which to stack ore. Repairs on the third tertiary screen were completed in June, 2010, and additional modifications were completed during the third quarter to eliminate the identified bottlenecks. Crusher throughput in 2011 is expected to average approximately 1.5 million tonnes per quarter.

Ore Grade

The Dolores life of mine reserve grade is 0.77 grams per tonne gold and 39.67 grams per tonne silver. However, the ore grade can vary significantly higher or lower on a bench-by-bench basis. This grade volatility can be mitigated in part over the life of the mine through selective mining of various ore grades across a number of open bench faces. The Company has been somewhat restricted in the areas in which it can mine with varying ore availability due to delays encountered in relocating the old Dolores Village and pre-stripping required to access ore in phases 2 and 3 of the open pit. As a result, gold and silver grades have fluctuated significantly quarter by quarter to date. With the village relocated and pre-stripping activities well advanced, ore availability has increased significantly and gold grade has escalated from the low grades experienced during the first quarter of 2010. Silver grades have also been generally increasing with the advancement of phase 2 and phase 3 in the open pit. Average silver grades in the third and fourth quarters of 2010 were the highest stacked to date. On a gold-equivalent basis, the third and fourth quarters of 2010 saw the highest grade material stacked on the leach pads since the commencement of operations at the Dolores Mine.

Gold and Silver Recovery

Recovery of gold and silver from the leach pad is primarily driven by the duration the ore is under leach. With respect to gold, the majority of recoverable gold ounces stacked on the leach pad are recovered over approximately three months of leaching. The silver leach cycle is substantially longer with the majority of recovery occurring over the course of approximately one year under leach. Refinement of the leach pad chemistry in the second quarter of 2010 has resulted in more rapid silver recovery which, in combination with higher grades, is expected to result in increasing silver production. However, gold and silver recovery was limited during the third and fourth quarters as a result of reduced leaching due to the tear in the liner of the phase 1 leach pad.

Minefinders Corporation Ltd. – Annual Report 2010

Operating Expenses

Operating expenses reflect the mining, processing and general and administration expenses incurred in the production of gold and silver. The majority of these costs are represented by mine site payroll and contracts for services such as equipment maintenance. Consumption materials such as fuel, reagents and spares make up the remaining balance. Gross costs before inventory adjustments remain relatively consistent on a quarter by quarter basis with the cost per gold equivalent ounce produced varying based on sales during the period. The Company believes there are cost saving opportunities that can be realized and is working to reduce gross operating costs.

Gold and Silver Prices

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, fluctuation of the United States dollar against other major currencies and certain other factors. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations. The Company does not engage in any hedging to reduce its exposure to commodity risk.

Gold and silver prices below are the afternoon fix as published by the London Bullion Market Association:

		Dec 31, 2010	Sept 30, 2010	June 30, 2010	Mar 31, 2010	Dec 31, 2009

Gold	End of quarter	$1,410.25	$1,307.00	$1,244.00	$1,115.50	$1,087.50
	Quarter high	1,421.00	1,307.50	1,256.00	1,153.00	1,212.50
	Quarter low	1,313.50	1,158.00	1,123.50	1,058.00	1,003.50
	Average	1,367.68	1,226.79	1,196.74	1,109.12	1,099.63

Silver	End of quarter	30.63	22.07	18.74	17.50	16.99
	Quarter high	30.70	22.07	19.64	18.84	19.18
	Quarter low	21.95	17.55	17.36	15.14	16.21
	Average	26.43	18.96	18.33	16.93	17.57

Fourth Quarter Summary Results

Gold production decreased to 16,102 ounces in the fourth quarter of 2010 as compared to 20,960 ounces in the fourth quarter of 2009 primarily due to remediation work on a tear in the leach pad liner which required cessation of leaching on affected areas of the leach pad commencing in the second quarter and also due to lower average ore gold grades stacked to the leach pad in preceding quarters.

Despite the negative effect of the remediation work on the tear in the leach pad liner, silver production increased to a record 511,544 ounces in the fourth quarter of 2010 as compared to 296,992 ounces in the fourth quarter of 2009 primarily due to the significant increase in silver ore grade stacked to the leach pad.

Gold and silver grades of ore stacked to the leach pad averaged 0.60 grams per tonne and 56.96 grams per tonne, respectively, for the fourth quarter of 2010 as compared to 0.61 grams per tonne and 18.00 grams per tonne in the fourth quarter of 2009. Gold and silver grades varied from the prior year primarily due to sequencing in the open pit. Ore sourced from phase 2 of the open pit during the fourth quarter of 2010 is characterized by higher average silver grades with a lower average gold grade as compared to the average reserve grades.

Ore tonnes crushed and stacked averaged approximately 15,444 tonnes per day during the fourth quarter of 2010, down from approximately 17,612 tonnes per day in the fourth quarter of 2009. The decrease is primarily due to remediation activities on the phase 1 leach pad which restricted pad space on which to stack ore early in the quarter and also due to lower ore availability in November 2010 during the implementation of improved mining practices. Throughput in December 2010 averaged 15,900 tonnes per day and increased to over 17,000 tonnes per day subsequent to year end.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

The fourth quarter of 2010 saw record revenue of $31.3 million as compared to $27.8 million in the fourth quarter of 2009. The increase in revenue is the result of higher realized prices on gold and silver sales and higher silver production in fourth quarter of 2010 partially offset by lower gold production in the fourth quarter of 2010 as compared to 2009.

Cash operating cost per gold equivalent ounce sold was $472 in the fourth quarter of 2010 compared with $593 for the fourth quarter of 2009. While gross operating costs were substantially consistent, operating cash cost per ounce decreased due to the increase in gold and silver stacked in the fourth quarter of 2010 as compared to 2009. Cash operating costs using silver as a by-product were ($78) in the fourth quarter of 2010 as compared to $475 in the fourth quarter of 2009 due primarily to the increase in silver production and realized silver prices in the fourth quarter of 2010.

Earnings from operations increased to $14.2 million in the fourth quarter of 2010 as compared to $5.7 million in the fourth quarter of 2009 with increased revenues and lower operating costs. Net income was $12.1 million, or $0.18 per share, in the fourth quarter of 2010 compared with $4.3 million, or $0.07 per share, in the fourth quarter of 2009.

Production Results

Production results exclude comparisons to 2008 as the Company had not commenced material production of gold and silver in 2008.

Production Summary

	2010	2009(1)

Gold ounces produced	56,110	77,264
Silver ounces produced	1,218,664	1,318,245

Ore tonnes mined	5,888,752	6,373,148
Waste tonnes mined(2)	12,346,052	17,778,746
Total tonnes mined(2)	18,234,804	24,151,894
Strip ratio (waste to ore)(2)	2.10	2.79

Ore tonnes stockpiled (removed from stockpile)	339,442	804,415

Ore tonnes stacked on the pad	5,554,293	5,545,592
Average gold grade per tonne stacked(3)	0.48	0.70
Average silver grade per tonne stacked(3)	40.91	20.58

(1)	Reflects pre-commercial production to April 30, 2009.
(2)	Excludes 9,410,347 (2009 – 2,388,428) capitalized pre-stripping tonnes mined during the year.
(3)	Grams per tonne.

Gold and silver production decreased in 2010 as compared to 2009 primarily due to remediation work on a tear in the leach pad liner which required cessation of leaching on affected areas of the leach pad for more than half of 2010 and also due to lower average gold ore grades stacked to the leach pad during the year as compared to 2009. These factors were partially offset by a higher average silver grade stacked during 2010, increasing crusher throughput and increasing gold grades stacked during the latter part of 2010.

Minefinders Corporation Ltd. – Annual Report 2010

Ore tonnes crushed and stacked averaged approximately 15,220 tonnes per day in 2010, up slightly from approximately 15,200 tonnes per day in 2009 and representing approximately 84% of the crusher capacity of 18,000 tonnes per day. Maintenance activities undertaken during 2010, including repair of the tertiary screen, have reduced bottlenecks in the circuit and the crusher is now running at higher throughput rates. However, remediation activities on the phase 1 leach pad prior to completion of construction of the phase 2 leach pad restricted pad space on which to stack ore and necessitated reduced crusher throughput.

Gold and silver grades of ore stacked to the leach pad averaged 0.48 grams per tonne and 40.91 grams per tonne, respectively, in 2010 as compared to 0.70 grams per tonne and 20.58 grams per tonne in 2009. Gold and silver grades varied from the prior year primarily due to sequencing in the open pit. During the first quarter of 2010, lower grade stockpiled tonnes were processed to supplement the deficit in mined ore tonnes realized from the initial benches in phase 2 of the open pit where there was a higher initial strip ratio. Average gold and silver grades stacked to the leach pad increased significantly during the third and fourth quarters of 2010 as compared to the first and second quarters of 2010 with further advancement into phase 2 of the open pit and the associated increase in ore availability in the pit.

Financial Results

Sales and operating costs summaries exclude comparisons to 2008 as the Company had not commenced material production of gold and silver in 2008.

Sales and Operating Costs Summary

In millions, except ounces, operating cash costs and total cash costs.

	2010	2009(1)

Gold ounces sold	55,977	75,126
Silver ounces sold	1,153,547	1,285,721
Gold equivalent ounces sold(2)	75,767	94,676

Gold sales proceeds	$ 67.9	$74.6
Silver sales proceeds	25.0	19.4
Total sales proceeds	92.9	94.0

Revenue	92.9	75.2
Operating costs	44.3	41.7
Royalties	2.7	2.2

Operating cash cost per gold equivalent ounce sold(3)	585	550
Total cash cost per gold equivalent ounce sold(3)	620	576
Operating cash cost per gold ounce, net of silver credit(3)	345	435
Total cash cost per gold ounce, net of silver credit(3)	393	467

(1)	Reflects pre-commercial production to April 30, 2009.
(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in 2010 were estimated using a 58 to 1 silver to gold ratio (2009 – 66 to 1 ratio).

(3)	See the Non-GAAP Measures section on page 27.

Revenue

Revenue recorded to the statement of operations for 2010 is attributable to gold and silver sales made during commercial production, which commenced on May 1, 2009. No revenue was recorded to the statement of operations for periods prior to May 1, 2009.

Revenue of $92.9 million in 2010 resulted from the sale of 55,977 ounces of gold and 1,153,547 ounces of silver at realized prices of $1,212 per ounce of gold and $21.63 per ounce of silver. Sales proceeds of $94.0 million in 2009, of which $75.2 million was recorded as revenue to the income statement, resulted from the sale of 75,126 ounces of gold and 1,285,721 ounces of silver at realized prices of $1,009 per ounce of gold and $15.62 per ounce of silver.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

Operating Expenses

In millions, per tonne amounts.

	2010	2009(1)

Total mining costs(2)	$25.2	$25.4

Total processing costs	22.9	20.9

Total mine general and administrative costs	14.9	13.5

Change in inventory	(18.7)	(7.7)

Total operating expenses	44.3	52.1

Mining cost per tonne mined (ore and waste)	1.38	1.05

Mining cost per ore tonne mined	4.29	3.99

Mining cost per ore tonne stacked	4.55	4.58

Processing cost per ore tonne stacked	4.12	3.77

Mine general and administrative cost per ore tonne stacked	2.68	2.43

Total period cost per ore tonne stacked	11.35	10.78

(1)	Includes pre-commercial production costs from January 1, 2009 to April 30, 2009.
(2)	Excludes capitalized pre-stripping costs of $14.8 million in 2010 (2009 – $2.9 million).

Operating expenses recorded to the statement of operations in 2010 represent operating expenses attributable to gold and silver sales made during commercial production, which commenced on May 1, 2009. No operating costs were recorded to the statement of operations for periods prior to May 1, 2009.

In 2010, mining cost per tonne of ore and waste mined was $1.38 compared with $1.05 in 2009. Mining costs in aggregate are consistent with the Company’s expectation for the year. The increase in mining cost per tonne compared with 2009 is attributable to increasing maintenance costs as mining equipment reached usage levels requiring more comprehensive maintenance, stockpile re-handle costs and longer hauls as mining transitions to the central area of the open pit. The mining cost per ore tonne mined was $4.29 in 2010 compared with $3.99 in 2009. The increase in 2010 as compared to 2009 is due to higher per tonne mining costs partially offset by a lower operating strip ratio.

Processing costs include operating and maintenance costs associated with the crushing, stacking, and leaching of ore and gold and silver recovery in the Merrill Crowe plant. Processing cost per tonne of ore stacked was $4.12 in 2010 compared to $3.77 in 2009. Processing costs in aggregate are relatively consistent with the Company’s expectation for the year with the exception of approximately $1.1 million in incremental costs incurred on remediation activities on the phase 1 leach pad recorded to processing costs. Processing cost per tonne stacked in 2010 was positively affected by slightly higher crusher throughput as compared to 2009 offset by the higher gross processing costs.

Minefinders Corporation Ltd. – Annual Report 2010

In 2010, mine general and administrative cost per tonne of ore stacked was $2.68 compared with $2.43 in 2009. Mine general and administrative costs in aggregate exceeded the Company’s expectation for the year with the higher general and administrative costs being partially offset by the slightly higher crusher throughput in 2010. The Company is working toward a sustainable reduction in gross general and administrative costs.

The change in inventory charged to operations represents the net effect of additions to ore stockpiles, work in process and finished goods inventory less inventory processed during the period.

Cash operating cost per gold equivalent ounce sold was $585 in 2010 compared with $550 in 2009. Operating cash cost per ounce was negatively affected by the lower gold and silver production due to the reduced leaching of the phase 1 leach pad during 2010. Operating cash cost decreased considerably to $472 per gold equivalent ounce sold in the fourth quarter of 2010 as production from the phase 2 leach pad increased and higher average ore grades were stacked to the pad.

Royalties

Production from the Dolores Mine is subject to underlying net smelter return royalties totalling 3.25% on gold and 2% on silver. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores Mine. Royalties totaled $2.7 million in 2010 and $2.4 million in 2009 of which $0.2 million in pre-commercial production royalties was capitalized to mineral property, plant and equipment in compliance with the Company’s accounting policy.

Royalties represent a cash cost of $35 per gold equivalent ounce sold during 2010 and $26 per gold equivalent ounce sold during 2009.

Amortization and Depletion

Amortization and depletion decreased to $10.1 million in 2010 from $10.4 million in 2009 on lower gold and silver sales in 2010 as compared to 2009. The increase in 2010 and 2009 from $0.3 million in 2008 is due to the commencement of commercial production at the Dolores Mine with the applicable amortization and depletion of property, plant and equipment being charged to operations subsequent to May, 2009.

Accretion of Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during mine construction and operation. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2010, to be $4.6 million, an increase from $3.4 million in 2009. Accretion expense, which represents the increase in the asset retirement obligation liability due to the passage of time, was $0.3 million in 2010, an increase from $0.2 million and $0.1 million in 2009 and 2008, respectively, as disturbance has increased with progression of the mine plan.

Exploration

Exploration expense was $4.8 million in 2010, consistent with $4.8 million in 2009 and a decrease from $5.4 million in 2008. Exploration expense relates to expenditures incurred prior to the date of a positive economic analysis on a mineral property or where there is insufficient evidence that the expenditure will result in a future economic benefit to the Company. Exploration drilling in early 2010 focused on the La Bolsa property and the assessment of the viability and projected returns from construction of a mining operation. Results from the pre-feasibility study on the La Bolsa property were reported in July, 2010.

The Company also conducted work at the La Virginia property during 2010 with the initial focus on further development of a drilling and testing program during the first quarter and drilling commencing during the second quarter of 2010 and running through the remainder of the year.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

Corporate Administration

Corporate administration expense in 2010 was $6.7 million, a decrease from $7.4 million in 2009 and $8.7 million in 2008. The decrease in 2010 is primarily due to lower legal costs as compared to 2009 and 2008. Legal costs in 2010 were $0.6 million as compared to $2.0 million and $1.9 million, respectively, in 2009 and 2008. Legal costs in 2010 primarily relate to normal course activities whereas legal costs in 2009 relate primarily to a binding arbitration process that was settled in October, 2009, and legal costs in 2008 primarily relate to community relations activities. Corporate administration costs include corporate compensation, legal and regulatory expenses, investor relations, travel and other general and administrative expenses.

Interest and Other Income

Interest income in 2010 was $0.2 million, consistent with $0.2 million in 2009 and a decrease from $0.8 million in 2008. The decrease from 2008 is primarily a result of lower consolidated interest rates and lower interest received on value added tax recovered in Mexico.

Interest Expense and Financing Fees

Interest is paid on the 4.5% convertible notes and the balance, if any, outstanding on the revolving credit facility with Scotia Capital. In 2010, $4.9 million in interest expense and financing fees were incurred, compared with $5.6 million in 2009 and $5.9 million in 2008. The decrease in 2010 is a result of having less interest expense on the revolving credit facility due to a lower average balance outstanding during the year.

Accretion of Convertible Note Discount

The Company has unsecured senior convertible notes outstanding with a face value of $88.3 million with an interest rate of 4.5% of which $36.2 million mature December 15, 2015 and $52.1 million mature on December 15, 2011 (the “Notes”). The Notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($25.2 million) which is classified as an equity component. As a result, the recorded liability to repay the Notes is lower than its face value. The difference between the carrying value and the face value of $11.4 million, characterized as the note discount, is charged to operations and added to the liability over the term of the notes using the effective interest rate method. Accretion of the convertible note discount was $5.7 million in 2010, compared with $6.0 million in 2009 and $5.4 million in 2008. The decrease in 2010 is due to a decrease in the effective interest rate as a result of the exchange transaction discussed below under “Long-term Debt”.

Foreign Exchange Gain and Loss

The Company recorded a $2.1 million foreign exchange gain in 2010, compared with a gain of $2.4 million in 2009 and a loss of $1.3 million in 2008. The foreign exchange gain in 2010 and 2009 resulted from the increased value of the Canadian dollar against the US dollar applicable to the Company’s Canadian cash balances. The foreign exchange loss in 2008 resulted from the decreasing value of the Canadian dollars held by the Company against the US dollar at the end of 2008, as well as a decrease of the Mexican peso against the US dollar at the end of 2008.

Income Taxes

Future income tax expense in 2010 was $6.6 million, up from nil future tax expense in 2009 and 2008. The increase in future income tax expense is due to the increase in the future tax liability as the Company utilizes loss carry forwards on taxable income earned in Mexico related to the Dolores Mine. Current taxes in 2010 and 2009 are $0.2 and $0.2, respectively, and relate to income earned and taxed in Barbados.

Minefinders Corporation Ltd. – Annual Report 2010

Capital Resources and Liquidity

Working Capital

At December 31, 2010, the Company had $166.9 million in cash, cash equivalents and short-term investments, up from $30.4 million as at December 31, 2009, and working capital of $167.4 million, up from $53.0 million as at December 31, 2009. The primary reason for the increase in working capital was the net cash proceeds of $141.4 million received from the equity financing in December partially offset by the reclassification of $47.4 million ($52.1 million face value) of convertible notes due December 15, 2011, to current liabilities.

Accounts receivable as at December 31, 2010, totalled $7.3 million, up from $4.2 million as at December 31, 2009. Of the December 31, 2010, receivables, $6.5 million represents value added tax (“VAT”) paid by Minefinders on goods and services in Mexico and is refundable from the Mexican tax authorities (2009 - $3.7 million). Subsequent to December 31, 2010, $1.2 million of VAT was received from the Mexican tax authorities.

Inventory as at December 31, 2010, totalled $49.5 million, up from $25.8 million as at December 31, 2009. Inventory is comprised of supplies, ore stockpiles, work in process and finished goods. Work in process is the most significant component of inventory and includes crushed ore, ore on leach pads and material in the final process of conversion to doré. Work in process as at December 31, 2010, totalled $41.8 million, up from $18.5 million as at December 31, 2009. Work in process inventory includes 29,491 ounces of recoverable gold and 3,062,564 ounces of recoverable silver, up from 22,867 ounces and 875,138 ounces, respectively, at December 31, 2009. The increase in work in process inventory primarily reflects increased ounces stacked during the third and fourth quarter, particularly with respect to silver. The increase in work in process inventory is also in part attributable to the tear in the liner of the phase 1 leach pad which restricted recovery of metals stacked prior to and throughout the third quarter until stacking and leaching on the phase 2 pad commenced.

Cash Flow

Operating cash flow before changes in non-cash working capital in 2010 increased to $31.2 million, compared with $14.4 million in 2009 and cash flows used in operating activities before changes in non-cash working capital of $19.5 million in 2008. The increase in 2009 and 2010 is due to the proceeds of gold and silver sales, net of cash operating costs, contributing positively to operating cash flow.

Cash flow provided by operations after changes in working capital in 2010 was $11.9 million, compared with cash flow provided by operations of $10.0 million in 2009 and cash flow used in operations of $24.1 million in 2008.

See page 28 for a reconciliation of operating cash flow before changes in working capital to cash flow provided by or used in operations after changes in non-cash working capital.

Cash flow used in investing activities was $75.4 million in 2010 as compared to $8.2 million in 2009 and $63.2 million in 2008. Investing cash flows used in 2010 of $35.4 million were primarily directed at investments in the leach pad expansion, bypass road construction, and pre-stripping activities in the open pit. $40.0 million in 2010 was used to purchase short-term investments consisting of non-redeemable term deposits. In 2009 and 2008, investments in mineral property, plant and equipment were primarily incurred in the construction and commissioning of the Dolores Mine. In 2009, cash flows used in investing activities were partially offset by pre-commercial production sales proceeds.

Cash flows from financing activities in 2010 provided $159.5 million compared to $1.1 million in 2009 and $93.4 million in 2008. In 2010, the Company completed an equity offering for net proceeds of $141.4 million. In 2009, the Company also received proceeds from the issuance of common shares as a result of an equity offering which was largely offset by the repayment of its revolving credit facility. In 2008, the Company drew $60 million from the revolving credit facility and received proceeds from the issuance of common shares as a result of an equity offering.

Long-Term Debt

In December 2010, the Company renewed its $50 million revolving credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). The renewal was structured as an amendment to the existing credit agreement with BNS and extends the term of the revolving credit facility an additional three years to December, 2013.

At December 31, 2010, $17.0 million was outstanding on the credit facility. At February 24, 2011, $2.0 million was outstanding on the credit facility.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

At December 31, 2010, the Company had unsecured senior convertible notes outstanding as follows:

  Notes with a face value of $52.1 million and an interest rate of 4.5% maturing on December 15, 2011 (the “2011 Notes”) convertible, subject to adjustment, into 4,784,833 common shares of the Company. The 2011 Notes are classified as a current liability on the face of the December 31, 2010 balance sheet.

  Notes with a face value of $36.2 million and an interest rate of 4.5% maturing on December 15, 2015 (the “2015 Notes”) convertible, subject to adjustment, into 3,027,152 common shares of the Company.

In November, 2010, the Company completed the exchange of an aggregate of $32.9 million of the principal due under the $85 million face value of the 2011 Notes for consideration of new 4.50% convertible senior notes, due December 15, 2015 (the “2015 Notes”), in the aggregate principal amount of $36.2 million. Interest on the 2015 Notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2011. The notes are convertible into common shares at approximately $11.97 per share. A total of 3,027,152 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, the Company has the option to settle all or a portion of the obligation in cash in respect of both the 2011 Notes and the 2015 Notes.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at December 31, 2010 is as follows:

	Payments Due by Period (in millions)
Contractual Obligations		Less Than	1-3	4-5	After 5
	Total	One Year	Years	Years	Years
Long-term debt obligations(1)	$98.8	$56.0	$3.3	$39.5	$0.0
Operating leases(2)	0.3	0.2	0.1	0.0	0.0
Asset retirement obligation(3)	11.5	0.0	0.0	0.0	11.5
Total	$110.6	$56.2	$3.4	$39.5	$11.5

(1)	Includes principal and interest of the 2011 and 2015 convertible notes.
(2)	Includes existing leases without extensions.
(3)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

Share Capital Transactions

In December, 2010, pursuant to an equity financing, the Company issued 13,650,000 common shares at CDN$11.10 per share for net proceeds of $141.4 million. The intended use of proceeds from the financing include future expansion and mill construction at the Dolores mine, continued development of the La Bolsa property and working capital and general administrative expenses.

In September, 2009, pursuant to an equity financing, the Company issued 6,200,000 common shares at a price of CAD$10.65 per share for net proceeds of $56.7 million. In October, 2009, the underwriters exercised an over-allotment option for an additional 350,000 common shares for net proceeds of $3.3 million. Net proceeds from the 2009 financing were used primarily for repayment of amounts due under the Company’s revolving credit facility, continued development of the La Bolsa property, assessment of the addition of a mill at the Dolores Mine and general corporate purposes.

In aggregate, during 2010, 13,932,374 shares of the Company were issued pursuant to an equity financing and on the exercise of stock options and warrants (2009 – 6,766,076 shares) for net proceeds of $142.8 million (2009 - $61.1 million).

Minefinders Corporation Ltd. – Annual Report 2010

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, convertible notes and the balance, if any, outstanding on the revolving credit facility.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk. Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, interest rate risk, and commodity price risk.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At December 31, 2010, the Company has not entered into any derivative contracts. At December 31, 2010, the Company had $51.8 million in US dollar denominated bank deposits, US$74.7 million in Canadian dollar denominated bank deposits and US$0.4 million in Mexican peso denominated bank deposits.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility, if any, is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. Proceeds from the sale of gold and silver are directly affected by the price of gold and silver.

Outstanding Share Data

As at February 24, 2011 there were:

  79,745,506 common shares issued and outstanding

  95.6 million common shares fully diluted, including:

    3,415,000 stock options outstanding with exercise prices ranging between CDN$8.76 and CDN$12.46 per share, 3,380,000 of which are vested;

    4,598,350 share purchase warrants outstanding with an exercise price of CDN$5.00 per share, all of which are vested;

    4,784,833 common shares that can be converted from convertible notes totalling $52.1 million. The notes are convertible at a rate of 91.9118 common shares per $1,000 principal amount of notes equal to $10.88 per share, subject to adjustment; and

    3,027,152 common shares that can be converted from convertible notes totalling $36.2 million. The notes are convertible at a rate of 83.5422 common shares per $1,000 principal amount of notes equal to $11.97 per share, subject to adjustment.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 13 to the Financial Statements).

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

Changes in Accounting Policies

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS effective the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP will affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, internal control over financial reporting and disclosure controls and procedures.

The Company’s conversion plan consists of four primary stages including planning, assessment, design and implementation with periodic meetings with the Audit Committee to report progress and findings. The planning stage has been completed and included identifying and mobilizing the necessary resources, both internal and external, to execute the plan, establishing a conversion timeline and conducting a high level analysis of the differences between Canadian GAAP and IFRS that may be significant to the Company’s reported financial position and results of operations. The assessment stage includes conducting a detailed assessment of the effect of the transition to IFRS on financial reporting, systems and business activities. This assessment, with the assistance of external advisors, has been completed. Also as part of the assessment stage, the Company assessed the available elections under IFRS 1 First-time adoption of International Financial Reporting Standards (“IFRS 1”) to determine the effect of each election on the Company. The Company has commenced the design stage which includes quantifying the effects of the anticipated changes to the financial reporting on the Company’s IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes.

The implementation stage is proceeding concurrently and includes preparing draft IFRS-compliant model financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2010 and going forward. The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting by the first IFRS reporting date.

Based on the advancement of the Company’s conversion plan to date, the transition to IFRS is not expected to significantly affect the Company’s existing information technology and data systems, foreign currency and hedging activities, contractual arrangements, debt covenants, capital requirements or compensation arrangements.

The Company has identified the areas noted below as those expected to have the most significant effect on the financial statements or accounting method. These areas do not represent a complete list of expected changes. As the Company is still in the process of completing the transition to IFRS, the differences and effects described below are be subject to change.

First time adoption

The Company’s adoption of IFRS will require the application of IFRS 1 which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the transition date retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following represent the expected optional exemptions that the Company expects to apply:

Borrowing costs – IFRS 1 permits the Company to apply IAS 23 Borrowing Costs prospectively from the transition date rather than retrospectively restate borrowing costs previously capitalized to comply with IFRS requirements to capitalize borrowing costs for qualifying assets. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition.

Share-based payments – IFRS 1 permits the Company to apply IFRS 2 Share-based payments only to awards granted on or after the transition date. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition.

Minefinders Corporation Ltd. – Annual Report 2010

Warrants

Under IFRS, warrants with exercise prices denominated in a currency other than the functional currency of the issuer must be classified as liabilities and recognized at fair value with changes in fair value through profit or loss. The Company’s outstanding warrants have an exercise price denominated in Canadian dollars and the functional currency of the Company is the US dollar, therefore the warrants will be recognized as a liability with the fair value changes through profit or loss. This change will result in increased volatility in the total liabilities of the Company and on profit and losses for a given reporting period under IFRS.

Mineral property, plant and equipment

IFRS requires entities to componentize all assets and record amortization on a component-by-component basis. The Company is currently completing an assessment on all long-lived assets for their major components in order to determine if a difference will exist between current Canadian GAAP values and IFRS values. The Company does not anticipate a significant difference between Canadian GAAP and IFRS on transition as a result of this difference.

Convertible notes

Under IFRS, the issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value on initial recognition. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date. The Company has the option to settle in cash upon conversion of the outstanding convertible notes. Accordingly, the Company expects to record an opening IFRS balance sheet adjustment to account for the convertible debt as a liability with an embedded derivative component measured at fair value as at the balance sheet date. This change will result in increased volatility in the total liabilities of the Company and on profit and losses for a given reporting period under IFRS.

Deferred income taxes

There are a number of potential differences in the calculation of deferred income taxes under IFRS compared with Canadian GAAP. The Company is currently completing the assessment of the deferred income taxes under IFRS.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and assumptions of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write down the recorded value of work in process inventory.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

As reported on August 4 and September 28, 2010, a tear was identified in the phase 1 leach pad liner during June 2010. Remediation work commenced immediately thereafter and, as a result, leaching of a significant portion of the phase 1 leach pad was suspended pending repair of the tear. The remediation work negatively affected production of gold and silver in the third and fourth quarters. Management expects that recoverable gold and silver on the phase 1 leach pad will be recovered near-term through the transfer of non-irrigated ore from the phase 1 pad to the phase 2 pad for leaching and then by commencement of leaching on the phase 1 pad on completion of remediation activities. No write-down of the recorded value of work in process inventory has been recorded at December 31, 2010. However, a write-down may become necessary if the expected recovery of the gold and silver on the phase 1 pad proves to be inaccurate.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology and the increase is charged against earnings. The determination of asset retirement obligations includes estimates of current regulatory requirements, costs to settle the obligation, timing of expenditures and disturbance to date. Revisions to these estimates may result in an increase or decrease to recorded asset retirement obligations.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes at inception. The equity component, representing the fair value of the conversion feature, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is either measured as the face value of the notes less the portion relating to the conversion feature or determined using the discounted cash flow method at an estimated market rate of interest for a non-convertible instrument. Given that there is no market for the conversion feature and it is not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the value of stock option compensation. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is an estimate and not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

The Company records future income taxes using the asset and liability method. The Company’s future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as the losses carried forward. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the benefit of the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Minefinders Corporation Ltd. – Annual Report 2010

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. This discussion and analysis includes non-GAAP performance measures of “operating cash cost per ounce”, “total cash cost per ounce” and “operating cash flow before changes in working capital”. These non-GAAP financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce is a measure typically reported by mining companies but is a non-GAAP measure without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce.

Reconciliation of Operating and Total Cash Costs to Financial Statements

Operating and total cash cost reconciliations exclude comparisons to 2008 as the Company had not commenced material production of gold and silver in 2008.

			Three months ended		Year ended
			December 31,		December 31,
		2010	2009	2010	2009
Operating Cash Costs
	Operating costs per financial statements	10.7	14.9	44.3	41.7
Add	Pre-commercial operating costs capitalized to mineral property plant and equipment	-	-	-	10.4
	Total period operating cash costs	10.7	14.9	44.3	52.1
Divided by	Gold equivalent ounces sold	22,690	25,131	75,767	94,676

	Operating cash cost per gold equivalent ounce sold	472	593	585	550
Total Cash Costs
	Total period operating cash costs	10.7	14.9	44.3	52.1
Add	Royalties	0.9	0.8	2.7	2.2
Add	Pre-commercial royalties capitalized to mineral property, plant and equipment	-	-	-	0.2
	Total cash costs	11.6	15.7	47.0	54.5
Divided by	Gold equivalent ounces sold	22,690	25,131	75,767	94,676

	Total cash cost per gold equivalent ounce sold	511	625	620	576
Operating Cash Costs, Net of Silver Credit
	Total period operating cash costs	10.7	14.9	44.3	52.1
Less	Proceeds from silver sales	(11.8)	(5.2)	(25.0)	(19.4)
	Total period operating cash costs, net of silver sales	(1.1)	9.7	19.3	32.7
Divided by	Gold ounces sold	14,150	20,400	55,977	75,126

	Operating cash cost per gold ounce sold	(78)	475	345	435
Total Cash Costs, Net of Silver Credit
	Total cash costs	11.6	15.7	47.0	54.5
Less	Proceeds from silver sales	(11.8)	(5.2)	(25.0)	(19.4)
	Total cash costs, net of silver sales	(0.2)	10.5	22.0	35.1
Divided by	Gold ounces sold	14,150	20,400	55,977	75,126

	Total cash cost per gold ounce sold	(14)	515	393	467

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

The Company uses operating cash flow before changes in working capital as a supplemental financial measure in its evaluation of liquidity. The Company believes that adjusting for the changes in non-cash working capital items due to timing issues assists in making liquidity assessments.

Reconciliation of Operating Cash Flow Before Changes in Working Capital to Financial Statements

	Three months ended		Year ended
	December 31,		December 31,
	2010	2009	2010	2009
Operating cash flow before changes in working capital	16,872	8,478	31,194	14,370
Change in non-cash working capital balances:
Accounts receivable	(685)	(1,290)	(3,064)	47
Inventory	(6,437)	(1,388)	(17,926)	(10,329)
Prepaid expenses	(163)	(876)	496	(1,158)
Accounts payable and accrued liabilities	334	(688)	1,247	7,086
Cash provided by (used in) operations	9,921	4,236	11,947	10,016

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

There were no related party transactions during 2010 and 2009.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this discussion and analysis, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010. The Company’s independent registered public accounting firm, KPMG LLP, has issued an auditors’ report on the effectiveness of the Company’s internal control over financial reporting.

Minefinders Corporation Ltd. – Annual Report 2010

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

This discussion and analysis contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 which is incorporated by reference herein and available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward-looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Risks and Uncertainties

The Company is a precious metals mining and exploration company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties with the operation of the Dolores Mine, including protests and blockades of the mine; the availability of, and volatility of costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2010

Note to US Investors

This discussion and analysis has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Minefinders Corporation Ltd. – Annual Report 2010

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Minefinders Corporation Ltd. have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgment on information currently available.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors, through the Audit Committee, is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Management’s Report on Internal Controls Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report which appears herein.

/s/ Mark H. Bailey	/s/Greg D. Smith
President and Chief Executive Officer	Chief Financial Officer
February 24, 2011	February 24, 2011

Minefinders Corporation Ltd. – Annual Report 2010

Independent Auditor’s Report of Registered Public Accounting Firm

To the Shareholders of Minefinders Corporation Ltd.

We have audited the accompanying consolidated financial statements of Minefinders Corporation Ltd., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Minefinders Corporation Ltd. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matters

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2011 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 24, 2011

Minefinders Corporation Ltd. – Annual Report 2010

Report of Independent Registered Public Accounting Firm
Auditor’s Report on Internal Control Over Financial Reporting Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders and Board of Directors of Minefinders Corporation Ltd.

We have audited Minefinders Corporation Ltd. ("the Company")’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audit on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 24, 2011, expressed an unmodified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
February 24, 2011

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31, 2010, with comparative figures for 2009

	2010	2009

Assets

Current assets:
Cash and cash equivalents	$126,927	$30,406
Short term investments	40,004	-
Accounts receivable (note 4)	7,283	4,219
Inventory (note 5)	49,525	25,765
Prepaid expenses	1,454	1,950
	225,193	62,340

Mineral property, plant and equipment (note 6)	241,480	217,874

	$466,673	$280,214

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$10,396	$9,378
Current portion of long-term debt	47,402	-
	57,798	9,378

Long-term debt (note 7)	46,503	71,405

Asset retirement obligation (note 8)	4,582	3,445

Future income tax liability (note 11)	10,144	-

Shareholders’ equity:
Capital stock (note 9)	416,662	272,633
Equity portion of convertible notes (note 7)	25,193	27,366
Contributed surplus	24,171	20,488
Accumulated other comprehensive income	5,069	5,069
Deficit	(123,449)	(129,570)
	347,646	195,986
Nature of operations (note 1)
Commitments (notes 6 and 12)

	$466,673	$280,214

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ Mark H. Bailey	/s/ Robert L. Leclerc
Director	Director

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Revenue
	$92,881	$75,240	$-
Expenses:
Operating expenses (note 5)	44,257	41,786	-
Royalties	2,740	2,238	-
Amortization and depletion	10,094	10,401	292
Accretion of asset retirement obligation	292	160	124
Exploration	4,766	4,828	5,437
Corporate administration	6,701	7,442	8,661
Stock-based compensation	2,834	3,387	2,805
	71,684	70,242	17,319

Income (loss) from operations	21,197	4,998	(17,319)

Other income (expense):
Interest income	186	242	763
Interest expense and finance fees	(4,924)	(5,604)	(5,915)
Accretion of convertible note discount	(5,701)	(6,041)	(5,399)
Loss on disposal of assets	(11)	(161)	-
Gain on exchange of convertible notes (note 7(a))	25	-	-
Foreign exchange gain (loss)	2,083	2,417	(1,250)
	(8,342)	(9,147)	(11,801)

Income (loss) before income taxes	12,855	(4,149)	(29,120)

Income taxes (note 11):
Current income tax expense	(163)	(170)	-
Future income tax expense	(6,571)	-	-
	(6,734)	(170)	-

Net income (loss) and comprehensive income (loss) for the year	$6,121	$(4,319)	$(29,120)

Income (loss) per share
Basic	$0.09	$(0.07)	$(0.58)
Diluted	0.09	(0.07)	(0.58)

Weighted average shares outstanding
Basic	66,311,998	60,794,266	50,198,115
Diluted	68,839,842	60,794,266	50,198,115

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

Years ended December 31, 2010, 2009 and 2008

			Equity		Accumulated
			portion of		other
		Capital	convertible	Contributed	comprehensive
	Shares	stock	notes	surplus	income	Deficit	Total

Balance, December 31, 2007	49,507,524	$175,817	$27,366	$15,299	$5,069	$(96,131)	$127,420
Exercise of stock options	269,432	3,242	-	(980)	-	-	2,262
Stock-based compensation	-	-	-	3,734	-	-	3,734
Share-based payment	30,000	386	-	-	-	-	386
Issue of common shares for cash, net of share issue costs	9,200,000	31,124	-	-	-	-	31,124
Net loss	-	-	-	-	-	(29,120)	(29,120)

Balance, December 31, 2008	59,006,956	210,569	27,366	18,053	5,069	(125,251)	135,806
Exercise of stock options	215,576	2,049	-	(952)	-	-	1,097
Exercise of warrants	500	2	-	-	-	-	2
Stock-based compensation	-	-	-	3,387	-	-	3,387
Issue of common shares for cash, net of share issue costs	6,550,000	60,013	-	-	-	-	60,013
Net loss	-	-	-	-	-	(4,319)	(4,319)

Balance, December 31, 2009	65,773,032	272,633	27,366	20,488	5,069	(129,570)	195,986
Exercise of stock options	281,224	2,589	-	(1,277)	-	-	1,312
Exercise of warrants	1,150	6	-	-	-	-	6
Stock-based compensation	-	-	-	2,834	-	-	2,834
Issue of common shares for cash, net of share issue costs	13,650,000	141,434	-	-	-	-	141,434
Exchange of convertible notes (note 7(a))	-	-	(2,173)	2,126	-	-	(47)
Net income	-	-	-	-	-	6,121	6,121
Balance, December 31, 2010	79,705,406	$416,662	$25,193	$24,171	$5,069	$(123,449)	$347,646

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Cash provided by (used in):

Operations:
Net income (loss)	$6,121	$(4,319)	$(29,120)
Items not involving cash:
Amortization and depletion	10,094	10,401	292
Accretion of asset retirement obligation	292	160	124
Accretion of convertible notes discount	5,701	6,041	5,399
Unrealized foreign exchange loss (gain)	(405)	(1,461)	943
Future income tax expense	6,571	-	-
Stock-based compensation (note 9(c))	2,834	3,387	2,805
Gain on exchange of convertible notes	(25)	-	-
Other	11	161	13
Change in non-cash working capital balances:
Accounts receivable	(3,064)	47	6,165
Inventory	(17,926)	(10,329)	(10,936)
Prepaid expenses	496	(1,158)	(336)
Accounts payable and accrued liabilities	1,247	7,086	539
	11,947	10,016	(24,112)

Investments:
Mineral property, plant and equipment	(35,367)	(8,201)	(63,248)
Purchase of short term investments	(40,004)	-	-
	(75,371)	(8,201)	(63,248)

Financing:
Net proceeds on issue of common shares	142,752	61,112	33,386
Finance fees paid on issue of convertible notes	(212)	-	-
Drawdown of revolving credit facility	17,000	4,500	60,000
Repayment of revolving credit facility	-	(64,500)	-
	159,540	1,112	93,386

Effect of exchange rates on cash and cash equivalents	405	1,461	(943)

Increase in cash and cash equivalents	96,521	4,388	5,083

Cash and cash equivalents, beginning of year	30,406	26,018	20,935
Cash and cash equivalents, end of year	$126,927	$30,406	$26,018

Supplementary information:
Interest paid	$3,680	$5,882	$4,661
Taxes paid	257	6	-
Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant and equipment	845	1,372	145
Stock-based compensation deferred to mineral property, plant and equipment	-	-	929
Share based payment	-	-	386

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)
(Years ended December 31, 2010, 2009 and 2008)

1	Nature of operations:

The Company was organized on February 4, 1975, under the laws of the Province of Ontario and is engaged in the production and sale of gold and silver and the exploration, development and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company commenced commercial production of gold and silver at its 100% owned Dolores gold and silver project in Mexico on May 1, 2009. In these financial statements, development costs, net of incidental revenues, incurred in the construction and commissioning of the Dolores Mine prior to the commencement of commercial production, have been capitalized to mineral property, plant, and equipment.

The Company expects that revenues from production will finance the operations of the Company.

The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration, and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2	Future accounting standards:

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS on January 1, 2011, with restatement of comparative information presented for the year ended December 31, 2010. The Company has identified future income taxes, asset retirement obligations, and financial instruments, including the accounting for convertible notes and warrants, as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting.

3	Significant accounting policies:

(a)	Basis of presentation:

These financial statements are presented in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with those generally accepted in the United States, except as explained in note 13.

(b)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Minefinders S.A. de C.V., Compañia Minera Dolores S.A. de C.V., Servicios Mineros Sierra S.A. de C.V., Servicios Operativos Sierra S.A. de C.V. (all in Mexico), MFL Metals Trading Ltd. (in Barbados) and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

(c)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in the determination of proven and probable reserves for the purposes of evaluating the impairment of mineral properties, depreciation, depletion and amortization, work in process inventory, costs associated with the reclamation and closing of mine operations (asset retirement obligations), accounting for convertible notes, stock-based compensation, and future income taxes. Actual results could differ from those estimates.

Minefinders Corporation Ltd. – Annual Report 2010

(d)	Revenue:

Revenue from the sale of gold and silver is recognized when the quantity of metal sold and the sales price are fixed, title has passed to the buyer and collection is reasonably assured.

(e)	Inventory:

Supplies inventory includes the costs of consumables used in operations and is valued at the lower of average cost and net realizable value, with replacement cost being the typical measure of net realizable value.

Stockpiled ore is coarse ore that has been extracted from the mine and is available for further processing. Stockpiled ore is valued at the lower of average production cost and net realizable value. Cost of stockpiled ore includes the cost of mining the ore and associated depreciation and depletion. Costs are removed from stockpiled ore and added to work in process inventory when stockpiled ore is crushed based on the average cost per tonne stockpiled.

Work in process inventory, which includes crushed ore, ore on leach pads and material currently in the process of being converted to a saleable product (gold and silver doré), is valued at the lower of average production cost and net realizable value. Costs included in work in process inventory include mining and processing costs, including cost of stockpiled ore crushed, and associated depreciation and depletion. Costs are removed from work in process inventory as gold and silver doré is produced based on the average cost per contained recoverable ounce of gold and silver.

Finished goods inventory is metal available for sale and is valued at the lower of average production cost and net realizable value. The cost of finished goods inventory includes the average cost of work-in-process inventories incurred prior to refining plus applicable refining costs.

Write-downs of inventory are reported in operating expenses. The Company may reverse a write-down in the event that there is a subsequent increase in the net realizable value of the inventory.

(f)	Cash and cash equivalents:

Cash and cash equivalents consist of cash and redeemable deposits with a maturity of ninety days or less at acquisition.

(g)	Short-term investments:

Short-term investments consist of non-redeemable term deposits with maturities between ninety days and one year at acquisition.

(h)	Mineral property, plant and equipment:

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will continue.

Mineral property acquisition and development costs and leach pads are amortized using the unit-of-production method based on estimated proven and probable recoverable reserves when commercial production begins. Plant and equipment, including mining equipment and other asset categories, are depreciated using the straight-line method over their estimated useful lives.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials (stripping costs) in order to access the ore body. During the development of a mine, stripping costs are capitalized to the related property and depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs are accounted for as variable production costs and included in the cost of inventory produced during the period except for stripping costs incurred to provide access to sources of reserves that will be produced in future periods and would not have otherwise been accessible, which are capitalized to the mineral property and depleted on a unit-of-production method over the reserves that directly benefit from the stripping activity.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Years ended December 31, 2010, 2009 and 2008)

Exploration expenditures incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred. Exploration expenditures, including exploratory drilling and related expenditures, incurred at a development or production stage mine are capitalized as mine development costs in the accounting period the expenditure is incurred when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration expenditures at these sites are expensed as incurred.

(i)	Impairment of long-lived assets:

The Company assesses the impairment of long-lived assets, which consist primarily of mineral property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets held for use are measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If the carrying value exceeds future undiscounted cash flows, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

(j)	Asset retirement obligations:

The Company may incur liabilities for costs associated with the eventual retirement of tangible long-lived assets (for example, mine reclamation costs). The liability for such costs exists from the time the legal obligation first arises. Such obligations are measured initially at their fair value using discounted present value methodology. The resulting amount is added to the cost of the related asset and to the Company’s liabilities, and adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest (accretion) inherent in the use of discounted present value methodology, and the accretion is charged to operations.

(k)	Stock-based compensation:

Compensation expense related to stock options is measured using the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model and is charged to operations over the vesting period of the options. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company estimates the expected forfeiture rate and only recognizes expense for those options expected to vest.

(l)	Income taxes:

The Company records future income taxes using the asset and liability method. The Company’s future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, as well as losses carried forward and after future tax deductions. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the benefit of the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(m)	Translation of foreign currencies:

The Company conducts business primarily in Canada, the United States, and Mexico. The functional currency of the Company and its subsidiaries is the United States dollar. Transactions denominated in currencies other than the US dollar are translated into US dollars using the exchange rate in effect at the dates of the underlying transactions. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars using the exchange rate in effect at the balance sheet date. Gains or losses arising from this translation are included in the determination of net income or loss for the period.

Minefinders Corporation Ltd. – Annual Report 2010

(n)	Earnings per share:

Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and convertible debenture units whose average exercise price is below the average market price of the underlying shares are used to purchase the Company’s common shares at their average market price for the period. The dilutive effect of convertible senior notes are determined by adjusting the numerator for related interest expensed during the period, net of tax, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the later of the beginning of the period and the date of issuance of the convertible senior notes.

Shares issuable on exercise of stock options totaling 1,365,000 (2009 - 3,948,500; 2008 - 3,958,000) and on conversion of the convertible notes totaling 7,811,985 (2009 - 7,812,500; 2008 - 7,812,500), were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

(o)	Segmented information:

The Company has determined it has one business segment, the production of gold and silver and exploration and development of mineral properties. Corporate administration and functional departments are not considered separate operating segments. Production of gold and silver and exploration and development of mineral properties occurs principally in Mexico. Information on mineral property, plant, and equipment by geographic area is disclosed in note 6.

4	Accounts Receivable:

Of the $7,283 in receivables (2009 - $4,219), $6,516 (2009 - $3,718) is value added tax (VAT) paid on goods and services in Mexico. The VAT receivable is refundable from the Mexican tax authorities. The Company received a refund of VAT of $12,006 during 2010 (2009 - $10,202).

5	Inventory:

	2010	2009

Supplies	$4,998	$5,812
Ore stockpiles	2,197	1,325
Work in process	41,845	18,488
Finished goods	485	140

	$49,525	$25,765

The operating expenses amount on the statement of operations is comprised of the following:

	2010	2009	2008

Mining costs	$25,236	$17,105	$-
Processing costs	22,888	14,595	-
General and administrative costs	14,875	10,335	-
Change in inventory	(18,742)	(249)	-

	$44,257	$41,786	$-

Amortization and depletion allocated to inventory is included in amortization and depletion expense in the statement of operations when related inventory is sold. For the year ended December 31, 2010, $9,889 of inventoried amortization and depletion (2009 - $10,221, 2008 - $nil) has been charged to amortization and depletion expense on the statement of operations. There have been no write-downs of inventory during the year.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Years ended December 31, 2010, 2009 and 2008)

6	Mineral property, plant and equipment:

Net carrying costs at December 31, 2010 and 2009 are as follows:

	Mineral property	Development	Plant and	Accumulated
2010	acquisition costs	costs	equipment	amortization	Total

Dolores Mine, Mexico	$9,675	$123,310	$147,996	$(40,183)	$240,798
Northern Sonora, Mexico	327	-	86	(54)	359
United States	98	-	227	(180)	145
Other	-	-	334	(156)	178

	$10,100	$123,310	$148,643	$(40,573)	$241,480

	Mineral property	Development	Plant and	Accumulated
2009	acquisition costs	costs	equipment	amortization	Total

Dolores Mine, Mexico	$9,675	$99,584	$131,131	$(23,041)	$217,349
Northern Sonora, Mexico	327	-	64	(45)	346
United States	98	-	236	(192)	142
Other	-	-	200	(163)	37

	$10,100	$99,584	$131,631	$(23,441)	$217,874

Mineral properties, plant and equipment relate to the following:

(a)	Mexican properties:

(i)	Dolores Mine:

The Dolores Mine is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (NSR) royalties totaling 3.25% on gold and 2% on silver. Commercial production of gold and silver at the Dolores Mine commenced on May 1, 2009.

(ii)	Sonora properties:

The Company has a 100% interest in the mineral rights to 31 mineral concessions totaling 118,770 hectares in the State of Sonora. The Company either pays taxes to the government or leases the mineral rights from individual landowners at a total annual cost of approximately $300. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

(b)	United States properties:

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie property, located in Nevada. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

Minefinders Corporation Ltd. – Annual Report 2010

(c)	Capitalized stripping costs:

Development costs include capitalized stripping costs. The net carrying value and changes in the carrying value are as follows:

	2010	2009

Balance, beginning of year	$2,942	$-
Capitalized stripping costs incurred	14,760	2,942
Depletion	(163)	-
Balance, end of year	$17,539	$2,942

7	Long-term debt:

	2010	2009

Convertible notes (a)	$76,905	$71,405
Scotia Capital revolving credit facility (b)	17,000	-

Balance of long-term debt	93,905	71,405
Less current portion (a)	(47,402)	-
	$46,503	$71,405

(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes (the “2011 Notes”) maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses aggregating $3,451, for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year. The notes are convertible into common shares at approximately $10.88 per share.

On November 3, 2010, the Company completed the exchange of an aggregate of $32,941 of the principal due under the 2011 Notes for new unsecured convertible senior notes of an aggregate principal amount of $36,235, due December 15, 2015 (the “2015 Notes”). The 2015 Notes bear interest at 4.5% payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2011. The 2015 Notes are convertible into common shares at approximately $11.97 per share.

As at December 31, 2010, an aggregate of 7,811,985 common shares are issuable upon conversion of the 2011 Notes and the 2015 Notes and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, the Company has the option to settle all or a portion of the obligation in cash.

The exchange of the 2011 Notes for the 2015 Notes resulted in an extinguishment of the applicable portion of the 2011 Notes for accounting purposes and the Company recognized a $25 gain in net income related to the debt component and a $2,126 credit to contributed surplus related to the equity component. The gain on the exchange was determined as the difference between the fair value of the debt component of the 2015 Notes and the carrying amount of the debt component of the extinguished 2011 Notes. On the transaction date, the fair value of the debt component of the 2015 Notes was estimated at $29,514 and the carrying value of the debt component of the extinguished 2011 Notes was $29,539. The Company allocated the fair value of the 2015 Notes to the debt component by discounting the future cash flows at a market rate of interest on debt without a conversion factor of 9.2%. The difference between the fair value of the 2015 Notes and the amount allocated to the debt component was allocated to the equity component.

The remaining 2011 Notes, less $16,760 which is classified as equity, are classified as a liability. As a result, the carrying value of the remaining 2011 Notes liability ($47,402) is lower than the face value. The $16,760 equity component represents the fair value of the conversion feature on the issue date net of $608 in issue costs. The difference between the $47,402 (2009 - $71,405) carrying value and the face value of $52,059 is $4,657 (2009 - $13,595), and is characterized as the note discount. This difference is charged to operations and added to the liability over the term of the notes using an effective interest rate of 14.7%. The fair value of the debt component of the remaining 2011 Notes is $53,183 as at December 31, 2010 (2009 - $78,865) using a market rate of 5.0%.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Years ended December 31, 2010, 2009 and 2008)

The 2015 Notes, less $8,433 which is classified as equity, are classified as a liability. As a result, the carrying value of the 2015 Notes liability ($29,503) is lower than the face value. The $8,433 equity component represents the fair value of the conversion feature net of $47 in issue costs. The difference between the $29,503 (2009 - $nil) carrying value and the face value of $36,235 is $6,732 (2009 - $nil), and is characterized as the note discount. This difference is charged to operations and added to the liability over the term of the notes using an effective interest rate of 9.2%. The fair value of the debt component of the 2015 Notes is $29,621 as at December 31, 2010 (2009 - $nil) using a market rate of 9.2%.

Convertible notes, liability component	2010	2009

Balance, beginning of year	$71,405	$65,364
Convertible notes extinguished	(29,539)	-
Convertible notes issued (net of issue costs)	29,338	-
Accretion of debt discount for the year	5,701	6,041

Balance, end of year	$76,905	$71,405
Convertible notes, equity component

Balance, beginning of year	$27,366	$27,366
Equity component extinguished	(10,606)	-
Equity component issued	8,433	-

Balance, end of year	$25,193	$27,366

(b)

On December 19, 2007, the Company signed an agreement for a $50,000 revolving three-year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (BNS). On December 9, 2010, the Company renewed the facility, extending the term an additional three years to December, 2013. The facility is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR- based rate (plus 200 to 400 basis points depending on the type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. The facility is collateralized by a pledge of the Company’s shares in its subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $290,323 which is comprised of inventories and mineral property, plant and equipment at Dolores.

As at December 31, 2010, $17,000 (December 31, 2009 - $nil) was outstanding on the credit facility.

8	Asset retirement obligation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2010 to be $4,582 (2009 - $3,445). The present value of the future reclamation obligation assumes a discount rate of 7.65%, an inflation rate of 2.5%, an undiscounted amount to settle the obligation of $11,512 and the commencement of reclamation activities in 12.5 years.

	2010	2009

Balance, beginning of year	$3,445	$1,913
Liabilities incurred in the year	845	1,372
Accretion expense	292	160

Balance, end of year	$4,582	$3,445

Minefinders Corporation Ltd. – Annual Report 2010

9	Shareholders’ equity:

At December 31, 2010, the Company had unlimited authorized common shares and 79,705,406 shares outstanding (December 31, 2009 - 65,773,032). All per share amounts below are in Canadian dollars which at December 31, 2010 is equivalent to 1.0001 US dollars.

In December, 2010, pursuant to an equity financing, the Company issued 13,650,000 common shares at a price of CAD$11.10 per share for net proceeds of $141,434.

In September, 2009, pursuant to an equity financing, the Company issued 6,200,000 common shares at a price of CAD$10.65 per share for net proceeds of $56,695. In October, 2009, the underwriters exercised an over-allotment option for an additional 350,000 common shares for net proceeds of $3,318.

In December, 2008, pursuant to an equity financing, the Company issued 9,200,000 units at a price of CAD$4.35 per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of CAD$5.00 per common share, on or before December 31, 2011.

(a)	Share purchase warrants:

As at December 31, 2010, 4,598,350 warrants (December 31, 2009 - 4,599,500) were outstanding and exercisable at a price of CAD$5.00.

(b)	Stock options:

The maximum number of shares available for grant under the Company’s stock option plan (the Plan) is 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price of an option may not be less than the closing trading price of the Company’s common shares on the last trading date immediately preceding the date on which the option is granted. At December 31, 2010, 69,000 shares were available for future grants under the Plan.

		Weighted average
	Number	exercise price
	of options	(CAD$)

Outstanding at December 31, 2007	4,198,000	$9.26
Granted	765,000	10.65
Cancelled	(720,000)	10.74
Exercised for cash	(250,000)	9.12
Exercised - cashless	(35,000)	5.64

Outstanding at December 31, 2008	3,958,000	9.30
Granted	765,000	9.76
Cancelled	(100,000)	11.27
Exercised for cash	(149,500)	8.32
Exercised - cashless	(525,000)	8.74

Outstanding at December 31, 2009	3,948,500	9.45
Granted	640,000	9.93
Cancelled	(510,000)	10.62
Exercised for cash	(198,500)	6.78
Exercised - cashless	(355,000)	7.95

Outstanding at December 31, 2010	3,525,000	$9.66

Of the 553,500 (2009 - 674,500) options exercised during the year ended December 31, 2010, 355,000 (2009 - 525,000) vested options were exercised by the holders in exchange for the issue of 82,724 (2009 -66,076) common shares by way of a cashless stock option exercise. The Company accounted for the 272,276 (2009 - 458,924) shares not issued on exercise of the options as a deemed re-purchase of these shares at the market value on the date of exercise. On the re-purchase of these shares the Company recognized a net $486 (2009 - $688) credit to contributed surplus, being the excess of their carrying value over the deemed cost.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Years ended December 31, 2010, 2009 and 2008)

As at December 31, 2010, 3,475,000 options with a weighted average exercise price of CAD$9.66 are fully exercisable and 50,000 options with a weighted average exercise price of CAD$9.42 remain unvested.

At December 31, 2010, the following stock options were outstanding.

	Exercise
Number	price (CAD$)	Expiry date

835,000	$ 9.00	May 15, 2011
80,000	8.76	November 1, 2011
5,000	10.94	January 19, 2012
45,000	12.46	March 12, 2012
945,000	9.57	September 5, 2012
60,000	11.10	February 7, 2013
275,000	10.58	May 7, 2013
675,000	9.76	May 7, 2013
505,000	10.02	May 19, 2015
50,000	9.32	August 23, 2015
50,000	9.52	September 1, 2015

3,525,000

(c)	Stock-based compensation:

Stock option compensation expense is determined using the Black-Scholes option-pricing model. The Company granted 640,000 options during the year ended December 31, 2010 (2009 - 765,000; 2008 -765,000). The weighted average assumptions used in calculating the expense of options granted during the year were:

	2010	2009	2008

Risk-free rate	2.33%	1.98%	3.43%
Dividend yield	nil	nil	nil
Volatility factor of the expected market price of the Company’s common shares	52%	67%	46%
Weighted average expected life of the options (months)	59	47	55
Weighted average fair value per share	$4.67	$5.04	$4.79

Compensation expense for the period:
Charged to income	$2,834	$3,387	$2,805
Capitalized to mineral property, plant and equipment	-	-	929

	$2,834	$3,387	$3,734

Total stock-based compensation was credited to contributed surplus.

Minefinders Corporation Ltd. – Annual Report 2010

(d)	Capital management:

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets to reduce debt or return capital to shareholders. As at December 31, 2010, the Company is not subject to externally imposed capital requirements.

10	Financial instruments:

(a)	Financial assets and liabilities:

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, convertible notes, and the outstanding balance, if any, on the revolving credit facility. Cash and cash equivalents and short-term investments are designated as held for trading and carried at fair value, with the unrealized gain or loss recorded in income. Accounts receivable are designated as loans and receivables, and accounts payable and accrued liabilities, convertible notes, and the credit facility are designated as other financial liabilities, and recorded at amortized cost.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity), such as non-corroborative indicative prices for a particular instrument provided by a third party.

The fair values of accounts receivable and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments. Cash and cash equivalents and short term investments are stated at fair value and are classified within Level 1. There were no transfers between Level 1 and 2 or any transfers into or out of Level 3 during the year. The fair value of the Company’s convertible notes is disclosed in note 7(a). The fair value of the revolving credit facility approximates its fair value as it bears interest at floating market rates.

(b)	Financial instrument risk exposure and risk management:

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

(i)	Credit risk:

The Company is primarily exposed to credit risk on its cash and cash equivalents and short-term investments. Credit risk exposure is limited through maintaining its cash and equivalents and short-term investments with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Mexican government. The maximum exposure to credit risk is as follows:

	2010	2009

Cash and cash equivalents	$126,927	$30,406
Short term investments	40,004	-
Accounts receivable	7,283	4,219

	$174,214	$34,625

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Years ended December 31, 2010, 2009 and 2008)

(ii)	Liquidity risk:

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and short term investments and available cash under the revolving credit facility. The Company believes that these sources, in addition to revenues earned at the Dolores Mine, will be sufficient to cover the expected short and long term cash requirements.

In the normal course of business the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2010:

	Within	2 to	4 to	Over	2010
	1 year	3 years	5 years	5 years	Total

Accounts payable and accrued liabilities	$10,030	-	-	-	10,030
Asset retirement obligation, non-discounted	-	-	-	11,512	11,512
Convertible notes	56,032	3,261	39,496	-	98,789
Minimum rental and lease payments	213	106	-	-	319

	$66,275	3,367	39,496	11,512	120,650

(iii)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk:
The Company’s operations in Mexico, Canada, and the United States create exposure to foreign currency fluctuations. Some of the Company’s operating expenditures are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s financial assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	December 31, 2010		December 31, 2009
	Financial	Financial	Financial	Financial
	assets	liabilities	assets	liabilities

Canadian dollars	$114,711	$1,261	$7,537	$990
Mexican pesos	7,330	8,753	4,876	4,250

	$122,041	$10,014	$12,413	$5,240

Of the financial assets listed above, $74,707 (December 31, 2009 - $7,500) represents cash and cash equivalents held in Canadian dollars, $40,004 (December 31, 2009 - $nil) represents short term investments held in Canadian dollars and $360 (December 31, 2009 - $383) represents cash held in Mexican pesos. The remaining cash and cash equivalents are held in US dollars.

Minefinders Corporation Ltd. – Annual Report 2010

As at December 31, 2010, with other variables unchanged, a 10% change in the US dollar against the Canadian dollar would change the earnings for the year by $11,471. A 10% change in the US dollar against the Mexican peso would change the earnings for the year by $733.

Interest rate risk:
With respect to financial assets, the Company’s practice is to invest cash in investment vehicles with floating rates of interest and cash reserves are invested in cash equivalents and short term investments in order to maintain liquidity. Fluctuations in interest rates affect the fair value of cash equivalents and short term investments.

With respect to financial liabilities, the convertible notes are not subject to interest rate risk given the fixed rate of 4.50% per annum. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a bank base rate or a LIBOR-based rate (plus 200 to 400 basis points depending on the type of loan and financial and operating measures), payable according to the quoted rate term. The interest rate charged for the year was approximately 3.04%. As at December 31, 2010, with other variables unchanged, a 10.00% change in the interest rate would change the earnings for the year by $9.

Commodity price risk:
Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company does not engage in any hedging to reduce its exposure to commodity price risk.

11	Income taxes:

(a)	Future income tax liability:

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

	2010	2009

Future income tax assets:
Tax loss carry forward	$43,059	$45,654
Mineral properties, plant, equipment, development and deferred exploration costs	6,977	-
Financing costs	2,481	1,464
Asset retirement obligation	1,371	968
Unrealized foreign exchange	3,126	2,145
Revolving credit facility	(50)	-
Total future income tax assets before valuation allowance	56,964	50,231
Valuation allowance established by management	(18,057)	(15,306)
Net future income tax assets, net of allowance	38,907	34,925

Future income tax liabilities:
Inventory	(12,540)	(5,965)
Mineral properties, plant, equipment and deferred exploration costs	(35,634)	(28,291)
Convertible notes	(877)	(669)
Net future income tax liabilities	(49,051)	(34,925)

Future income tax liability	$(10,144)	$-

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Years ended December 31, 2010, 2009 and 2008)

The Company recognizes a valuation allowance against its deferred tax assets to the extent those assets are not more likely than not to be realized. When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance will be reflected in current income.

The Company has approximately $22,116 (2009 - $21,142) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has tax losses in various jurisdictions of approximately $149,254 (2009 - $154,269) expiring in various amounts from 2011 to 2030.

(b)	Income tax expense:

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

	2010	2009	2008

Expected tax expense (recovery)	$3,663	$(1,244)	$(9,028)
Effect of difference in foreign tax rates	(1,484)	(1,622)	324
Non-deductible expenses	1,860	3,675	2,381
Foreign exchange	1,645	3,829	-
Change in valuation allowance	1,050	(4,468)	6,323

Income tax expense for the year	$6,734	$170	$-

All future income tax expense recognized during the year relates to the Company’s subsidiaries in Mexico. Current taxes relate to the Company’s subsidiary in Barbados.

12	Commitments:

The Company has entered into operating leases for office premises that provide for minimum lease payments. Minimum lease payments over the next five years are disclosed in note 10(b)(ii).

13	United States generally accepted accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. These principles differ in some respects from US GAAP. The effect of such differences on the Company's consolidated financial statements is set out below:

(a)	Mineral properties and start-up activities:

Under Canadian GAAP, acquisition costs are capitalized to mineral property, plant and equipment. Under US GAAP, these costs are expensed. Mineral property acquisition costs of $8,986, net of depletion of $690 (2009 - $9,406 and $270, respectively), expensed under US GAAP remain capitalized for Canadian GAAP accounting purposes.

Under Canadian GAAP, pre-commercial operating costs, net of incidental revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these costs are expensed. As a result of this difference, the net loss under US GAAP for the year ended December 31, 2009 includes sales of $18,734 (2008 - $2,516) and operating expenses of $15,745 (2008 - $6,953) including amortization and depletion of $3,740 (2008 - $2,498) which were deferred for Canadian GAAP until May 1, 2009. In addition, under Canadian GAAP, the sales and operating expenses capitalized prior to commencement of commercial production are classified as cash flows provided by investing activities whereas under US GAAP these amounts are classified as cash flows provided by operating activities.

Minefinders Corporation Ltd. – Annual Report 2010

As at December 31, 2010, $1,362 of pre-commercial operating costs, net of incidental revenues, remains capitalized for Canadian GAAP purposes (December 31, 2009 - $1,418).

Under US GAAP, stripping costs incurred during the production phase of a mine are included in earnings in the period they are incurred. Under the Company’s Canadian GAAP accounting policy, these costs are capitalized to the mineral property in certain circumstances and depleted on a units of production basis over the reserves that directly benefit from stripping activity. Therefore, additions to the capitalized stripping cost balance under Canadian GAAP are charged to earnings as incurred for US GAAP. For the year ended December 31, 2010, $14,597 (2009 - $2,942) of stripping costs, net of amortization, which were capitalized under Canadian GAAP, were expensed under US GAAP. In addition, under Canadian GAAP the stripping costs are classified as cash flows used in investing activities whereas under US GAAP these amounts are classified as cash flows used in operating activities.

(b)	Convertible notes:

Under Canadian GAAP, when an exchange of debt instruments, including the financial liability component of a compound financial instrument, represents an extinguishment of the original financial liability, the difference between the fair value of the new debt component and the carrying amount of the original debt component is accounted for as a current period charge or credit to net income. Under US GAAP, the new debt instrument, including both the liability and equity components of a compound financial instrument, is measured at fair value with a portion allocated to the extinguishment of the original debt component equal to the fair value of that original component immediately before extinguishment, and the remaining fair value allocated to the extinguishment of the original equity component. The difference between the consideration attributed to the original debt component and the net carrying amount of the original debt component is accounted for as a current period charge or credit to net income. As a result of this difference, for US GAAP purposes, no gain on the exchange of convertible notes has been recorded and a loss on the exchange of convertible notes of $3,250 has been recorded resulting in an increase in the net loss under US GAAP for the year ended December 31, 2010 of $3,275. The difference between the consideration attributed to the original equity component and the net carrying amount of the original equity component is accounted for as a current period charge or credit to shareholders’ equity. As a result of this difference, for US GAAP purposes, an additional credit of $3,275 has been recorded to shareholders’ equity as at December 31, 2010.

In addition, issue costs totaling $408 (December 31, 2009 - $947), net of amortization, attributable to the liability component of the convertible notes are included in the carrying value of the liability under Canadian GAAP and are included in assets under US GAAP.

(c)	Interest expense:

Under Canadian GAAP, the Company has elected to expense the accretion on the convertible note discount and the interest on the convertible notes and revolving credit facility to income whereas under US GAAP interest incurred prior to commercial production, which commenced on October 1, 2008 for US GAAP purposes, is capitalized to development costs. As a result, for US GAAP purposes, mineral property, plant and equipment has been increased by $15,434 (2009 - $16,159) and amortization for the year ended December 31, 2010 would have been higher by $725 (2009 - $745, 2008 - $nil).

In addition, under Canadian GAAP, interest on the convertible notes and revolving credit facility is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities prior to commencement of commercial production.

(d)	Warrants:

Under Canadian GAAP, outstanding share purchase warrants are classified and accounted for as equity.

The Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Accordingly, for US GAAP purposes, the warrants are classified and accounted for as a financial liability at their fair value with changes in fair value being included in net earnings.

For the year ended December 31, 2010, the mark-to-market loss was $2,979 (2009 - $16,132, 2008 - $nil). The fair value of the warrants of $28,145 as at December 31, 2010 (December 31, 2009 - $25,166) is based on the quoted market value of these warrants and is classified in Level 1 of the fair value hierarchy.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Years ended December 31, 2010, 2009 and 2008)

(e)	Stock-based compensation:

There is no difference between the financial position, results of operations and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. Of the 3,525,000 options outstanding at December 31, 2010, 3,475,000 are fully vested. As of December 31, 2010, $68 of stock-based compensation expense related to unvested options has not been recognized. This expense will be recognized in 2011. Under US GAAP, stock-based compensation expensed for the period would be classified in general and administrative expenses.

The total intrinsic value of options exercised during the year ended December 31, 2010 was $1,354 (2009 - $624, 2008 - $684). The total intrinsic value and weighted average contractual term of vested options at December 31, 2010 is $4,458 and two years, respectively. The total intrinsic value and weighted average contractual term of all options including those unvested at December 31, 2010 is $4,533 and two years, respectively.

(f)	The effect of the above on the financial statements for the year ended December 31 is as follows:

Statements of Operations and Deficit	2010	2009	2008

Net income (loss) per Canadian GAAP	$6,121	$(4,319)	$(29,120)
Adjustments related to:
Start-up activities (a)	-	2,989	(4,437)
Amortization of start-up activities (a)	56	30	-
Amortization of mineral property costs (a)	420	270	-
Capitalized stripping (a)	(14,597)	(2,942)	-
Capitalized interest and accretion of convertible notes (c)	-	-	7,142
Amortization of capitalized interest (c)	(725)	(745)	-
Exchange of convertible notes (b)	(3,275)	-	-
Mark-to-market loss on warrants (d)	(2,979)	(16,132)	-
Tax effect of above adjustments	3,515	-	-
	(17,585)	(16,530)	2,705

Net loss and comprehensive loss per US GAAP	$(11,464)	$(20,849)	$(26,415)

Net loss per share, basic and diluted	$(0.17)	$(0.34)	$(0.53)

Minefinders Corporation Ltd. – Annual Report 2010

	December 31,	December 31,
Balance Sheets	2010	2009

Assets per Canadian GAAP	$466,673	$280,214
Adjustments related to:
Mineral property costs (a)	(8,986)	(9,406)
Start-up activities (a)	(1,362)	(1,418)
Capitalized Stripping (a)	(17,539)	(2,942)
Capitalized interest and accretion of convertible notes (c)	15,434	16,159
Convertible note issue costs (b)	408	947
	(12,045)	3,340

Assets per US GAAP	$454,628	$283,554

Liabilities per Canadian GAAP	$119,027	$84,228
Adjustments related to:
Convertible note issue costs (b)	408	947
Warrants (d)	28,145	25,166
Tax effect of adjustments	(3,515)	-
	25,038	26,113

Liabilities per US GAAP	$144,065	$110,341

Shareholders’ equity per Canadian GAAP	$347,646	$195,986
Adjustments related to:
Mineral property costs (a)	(8,986)	(9,406)
Start-up activities (a)	(1,362)	(1,418)
Capitalized stripping (a)	(17,539)	(2,942)
Capitalized interest and accretion of convertible notes (c)	15,434	16,159
Warrants (d)	(28,145)	(25,166)
Tax effect of adjustments	3,515	-
	(37,083)	(22,773)

Shareholders’ equity per US GAAP	$310,563	$173,213

(g)	Income taxes:

The Company recognizes tax positions if it is more likely than not that the tax position will be sustained upon examination by taxing authorities based on the technical merits of the position. The Company measures a tax position at the largest amount of benefit that is greater than 50 percent likely of being received upon settlement.

US GAAP requires that interest expense and penalties related to unrecognized tax benefits be recognized in the statement of operations. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, the amounts will be classified as income tax expense.

The Company files income tax returns in Canada, the United States, Barbados, and Mexico. Years ranging from 2003 through 2010, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

Minefinders Corporation Ltd. – Annual Report 2010

Minefinders Corporation Ltd.
Notes to Consolidated Financial Statements
(Years ended December 31, 2010, 2009 and 2008)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009

Balance as at December 31, 2009	$1,312	$-
Increase based tax positions related to current year	3,573	1,312
Decrease relating to settlement with tax authorities	-	-
Decrease relating to lapse of applicable statutory limitations	-	-

Balance as at December 31, 2010	$4,885	$1,312

If recognized, $1,312 of the unrecognized tax benefits would decrease the effective tax rate while $3,753 would reduce the carrying value of mineral property, plant and equipment.

The Company has not recognized interest accrued related to the unrecognized tax benefits as the Company does not expect to pay taxes currently on this amount due to available loss carry forward amounts in the relevant jurisdictions.

Under Canadian GAAP, the Company is not required to recognize the tax effect of the temporary difference that results from the note discount on convertible notes as the Company is able to settle the convertible notes at their face value without tax consequences. Under US GAAP, this exemption does not exist and would result in a future tax liability. However, as the Company has sufficient loss carry forwards and other deductions to offset this liability, there is no impact of this difference for US GAAP purposes.

(h)	New accounting pronouncements:

The Financial Accounting Standards Board (FASB) has amended standards related to variable interest entities and financial assets. The standards eliminate the concept of a qualifying special-purpose entity, establish new criteria for consolidation of variable interest entities and create more stringent conditions for the treatment of transfers of financial assets. The statements were effective for the Company on January 1, 2010. The adoption of this standard had no effect on the consolidated financial statements.

The FASB has amended standards related to stock based compensation. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years beginning on or after December 15, 2010, with early adoption permitted. The Company has early adopted this standard effective January 1, 2010, with no effect on the consolidated financial statements.

Minefinders Corporation Ltd. – Annual Report 2010

CORPORATE INFORMATION

BOARD OF DIRECTORS	CORPORATE OFFICE

Mark H. Bailey	Suite 2288
James M. Dawson	1177 West Hastings Street
W. Robert Gilroy	Vancouver, British Columbia V6E 2K3
H. Leo King	Telephone: 604-687-6263
Robert L. Leclerc
EXPLORATION OFFICE
OFFICERS
Suite 9
Mark H. Bailey	9475 Double R Boulevard
President and Chief Executive Officer	Reno, Nevada 89521
Telephone: 775-851-2201
Robert L. Leclerc
Chairman	REGISTRAR AND TRANSFER AGENT

Laurence Morris	Computershare Investor Services Inc.
Vice President, Operations	100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tench C. Page	Toll Free: 1-800-564-6253
Vice President, Exploration	www.computershare.com/service

Greg D. Smith	BANKERS
Vice President, Finance and Chief Financial Officer
HSBC Bank Canada
Lois-Ann L. Brodrick	Vancouver, British Columbia
Corporate Secretary
AUDITORS
INVESTOR RELATIONS
KPMG LLP
Toll Free in Canada and the US: 866-687-6263	Vancouver, British Columbia
Outside Canada and the US: 604-687-6263
www.minefinders.com	STOCK EXCHANGE LISTINGS

LEGAL COUNSEL	Toronto Stock Exchange: Symbol MFL
NYSE Amex: Symbol MFN
Stikeman Elliott LLP
Vancouver, British Columbia	ANNUAL AND SPECIAL MEETING

Harris & Thompson	The Annual and Special Meeting of
Reno, Nevada	Shareholders will be held at 2:30 p.m. on
Wednesday, May 18, 2011 at the
Baker & McKenzie Mexico, S.C.	Vancouver Marriott Pinnacle Downtown Hotel,
Chihuahua, Chihuahua, México	1128 West Hastings Street, Vancouver,
British Columbia.

2288-1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

Investor Relations:
866.687.6263 Toll Free
www.minefinders.com

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